04027546

fE
4-1-04

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

APR 27

For the month of April 2004 | Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)


Coca-Cola

our *values* in action

COCA-COLA FEMSA 2003 ANNUAL REPORT

our *actions* bring value

TABLE OF CONTENTS

Company Profile

With the May 2003 acquisition of Panamerican Beverages, Inc. (Panamco), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE: KOF) is now the second-largest *Coca-Cola* bottler in the world, accounting for almost 10% of *Coca-Cola's* global sales. KOF is the largest *Coca-Cola* bottler in Latin America, delivering approximately 1.8 billion unit cases a year and accounting for approximately 40% of *Coca-Cola's* volumes in the region.

The company produces *Coca-Cola, Sprite, Fanta,* and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast Mexico), Argentina (Federal Capital and surrounding areas), Brazil (greater São Paulo, Campiñas, Santos, and part of Mato Grosso do Sul), Colombia (most of the country), Costa Rica (nationwide), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Panama (nationwide), and Venezuela (nationwide), along with bottled water, beer, and other beverages in some of these territories.

The Company's capital stock is owned 45.7% by a wholly-owned subsidiary of Fomento Económico Mexicano, S.A. de C.V. (FEMSA), 39.6% by wholly-owned subsidiaries of The Coca-Cola Company, and 14.7% by the public. The publicly traded shares of KOF are Series L shares with limited voting rights and are listed on the Bolsa Mexicana de Valores (BMV: KOFL) and as American Depository Receipts (ADR) on the New York Stock Exchange (NYSE: KOF). Each ADR represents ten Series L shares.

About the Cover: *Coca-Cola FEMSA invited a mexican artist, Fernando Andriacci, to create the cover and back cover shown in this annual report.*

Selected Financial Data

Millions of constant Mexican pesos or U.S. dollars as of December 31, 2003 (except volume and per share data)

	U.S.$ 2003[1]	(Ps.) 2003
Total Revenues[2]	3,180	35,729
Operating Income[2]	597	6,710
Net income[2]	208	2,332
Sales Volume (million unit cases)[3]	1,824	1,824
Total Assets	5,467	61,420
Long Term Debt	2,315	26,011
Total Stockholders' Equity	2,031	22,816
Capital Expenditures[2]	170	1,910
Book Value per Share[4]	1.10	12.26
Net income per Share[5]	1.21	1.36

(1) Assumes a foreign exchange rate of Ps.11.235 per U.S. dollar as of December 31, 2003.
(2) Considers information for the full-year of KOF's original territories and eight months of our new territories acquired from Panamco.
(3) Considers information for the full-year of KOF's original territories and our new territories acquired from Panamco.
(4) For purposes of this calculation 184.6 million ADRs outstanding, equal to 1,846 million ordinary shares in 2003.
(5) For purposes of this calculation 170.4 million compounded average ADRs outstanding, equal to 1,704.3 million of ordinary shares in 2003.

Total Revenues[2]



Central America 6.1%
Colombia 6.5%
Venezuela 7.1%
Brazil 7.8%
Argentina 5.8%
Mexico 66.7%

Operating Income[2]



Central America 3.2%
Colombia 3.9%
Venezuela 3.5%
Brazil 2.2%
Argentina 3.2%
Mexico 84.0%

Coca-Cola Femsa's Territories



Mexico
Guatemala
Nicaragua
Costa Rica
Panama
Colombia
Venezuela
Brazil
Argentina



In 2003 our goal was to continue to build on our compelling track record of growth and fuse our expanded territories together, drawing on the core values that have driven our success from the beginning. These values include: Our **customer focus** > we are committed to satisfying our customers and consumers' need for quality refreshment. Our **creativity and innovation** > whether we work on the bottling line, in pre-sale or in delivery, we view issues as opportunities to satisfy our customers, to improve our operating practices, and to make our business grow. Our **teamwork** > we promote a positive team environment in which we share ideas, solve problems, and are committed to each others' success. Our **respect** > for the individual, for their rights and dignity—we work to develop deep and lasting business relationships based on trust. Today more than ever, our values are essential to our long-term business success. By putting our *values in action* and capitalizing on *our actions to bring value*, we hope to seize the many opportunities that lie before us. >>








fanta
Coca-Cola

 >> our superior array of refreshing products and presentations allows us


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News

to grow our business through **customer-focused** solutions. >>

Customer Focus

Whether they're in São Paulo or San Jose, Mexico City or Maracaibo, Buenos Aires or Bogota, our success is driven by our desire to ensure that we provide people what they want to drink on any occasion, at any time of day, at any point in their lives.

With this mission in mind, we tailor our product, price, and packaging for each consumption occasion, leveraging the strength of *Coca-Cola*—the world's most popular brand. In Brazil, one of our recently acquired market territories, our newly expanded portfolio of products and presentations aims to satisfy consumers' different preferences and purchasing patterns. Our extended brand portfolio includes *Coca-Cola light com Limão* and *Kuat Laranja,* a guarana flavored carbonated soft drink with orange. Before, most of our consumption came from only two packaging alternatives, cans and 2.0-liter bottles; now, we are focusing on a broader array of presentations to spur consumer demand. For example, our new 12-ounce non-returnable glass bottle and our new 200-milliliter returnable glass bottle offer a winning combination of convenience and affordability for on-premise consumption of *Coca-Cola.* By reinforcing our marketplace execution, we expect to pave the way to the development of a strong returnable packaging base this year.



Penetrating Market Strategies
Our new commercial strategies are reaping rewards throughout our new territories by bringing us closer to our customers. In Brazil, Latin America's second-largest economy, both our market coverage and our market penetration are expanding.



Returnables, An Important Part of the Packaging Mix
Returnable plastic and glass presentations are an increasingly important part of our packaging mix. With these presentations, we offer our customers a more affordable packaging alternative and bolster brand loyalty. At year-end 2003, they accounted for 24.5% of our sales volume in Argentina, up from 5.8% in 2001.



A Real *Lift*
Fans of flavored soft drinks are flocking to our successful new brands, *Fresca Pink Grapefruit* and *Lift Green Apple.* In Mexico, these two brands accounted for more than 90% of our volume growth in the flavor category last year. We also look to attract new consumers to the *Coca-Cola* brand with the introduction of *Coca-Cola Vanilla,* a new product in the cola category.

>> we anticipate countless new ways to **connect** with

25%

More *Coca-Cola* Refreshment

A Compelling Value Proposition In Mexico, the relatively weak economy has led to increased competition from low-price soft drink brands in family-size presentations. With the introduction of our new family-size 2.5-liter returnable and non-returnable presentations, our Mexican customers and consumers' value proposition grew significantly. They get 25% more *Coca-Cola* refreshment at the same price, and we reduce the price gap versus discount brands.


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even more **customers** and **consumers**. >>


Sprite
Coca-Cola
Coca-Cola
NUEVA
Fanta
Light
NUEVO SABOR
Fresca
toronja
rosa
Hi-C
POWERADE
HYDRO

>> we continue to stretch the limits of **innovation** to



Coca-Cola light
com Limão
KUAT
GUARANÁ
enjoy
Quatro
Hit
Ciel
fanta
fanta
fanta
Taí
NARANJA

create value for our customers, employees, and shareholders. >>

Creativity and Innovation

Our success stems from more than our superior mix of quality brands and packages. It further flows from the innovative thinking and flexibility of our people, who are responsible for the development and execution of our multiple new strategies and initiatives across nine different countries every day.

The pace of integration was quite notable in Mexico, where we not only doubled our size, but also faced a significantly more competitive landscape. In under a year, we've made considerable progress on many fronts. On the commercial front, we strengthened the *Coca-Cola* brand with the roll out of our new 2.5-liter presentations, and reinforced our core flavored brands with the launch of our new family-size presentations. On the distribution front, we consolidated 29 distribution centers out of 142, and reconfigured our pre-sale and delivery systems, reducing our third-party sales and distribution. And on the operations front, we consolidated our manufacturing facilities—increasing plant productivity by over 28%—and reconfigured our manufacturing and sales areas. As a result, we're better positioned to succeed in a challenging marketplace environment.

In Argentina, our hard work and innovation have paid off. There, we capitalized on the recovery of the Argentine economy in 2003 with our swift strategic shift to returnable packaging for our core brands, our enhanced marketplace execution, and our multiple value-creation initiatives. Thanks to our efforts, our Argentine operations achieved the highest operating margin in their history—which exemplifies our ability to manage beverage assets effectively under tough economic conditions.



Rewarding Creativity and Innovation
In 2003 we awarded our annual prize for creativity and innovation to the team of internal designers who developed our popular 2.5-liter returnable presentation for brand *Coca-Cola*.



Gratifying Growth
Driven by our successful strategies, our operating margin grew to 10.4% in Argentina last year, compared to 2.9% in 2002, and our operating margin is up to 9.1% in Venezuela since the acquisition.



Cooler Refreshment
Central America and Brazil's relatively low cooler coverage of 58% and 38%, respectively, creates an important opportunity; by comparison, our cooler coverage in Mexico is 67% marketwide. During 2003, we introduced over 73,000 coolers in Mexico.

>> our creative thinking and versatility

@2004

Deployment Across Mexico

A Technological Edge Our management information systems, including our hand-held computers and IT platform, enable us to satisfy our customers' needs more efficiently and effectively. We will fully deploy our IT systems across our new Mexican territories in 2004, and we plan to standardize these systems across our remaining territories by the end of 2005.



contribute to our success **every day.** >>


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>> from Mexico City to São Paulo, our **success** and profit-


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Fanta
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ability stem from our ability to work together as a **team.** >>

Teamwork

Thanks to our teamwork, the integration of our new market territories is progressing faster than we originally expected. In less than eight months, we consolidated our manufacturing facilities and markedly increased our productivity by plant. We centralized and streamlined our organization structure from nine different countries to three regional divisions—Mexico, Latincentro, and Mercosur—and pooled the best talent from both organizations. And, we are making considerable progress replicating our best operating practices—including redefined commercial strategies, increased pre-sale system effectiveness, restructured distribution routes, and improved warehouse management—across our new territories.

To drive the execution of our best practices throughout our territories, we are committed to building a best-in-class collaborative team, from top to bottom. As part of this effort, we're establishing specialized workshops throughout our new territories to share our knowledge—including our market discipline, logistics, and sales strategies—with our new employees. Thus far, we've implemented successful pilot programs in Costa Rica, Nicaragua, and Venezuela.



Productivity by Plant
Our teamwork reaped positive operating results in 2003. In under a year, we rationalized one third of our bottling plants companywide and increased our productivity by plant more than 50%, measured by unit cases produced by plant.



Team Quality
In 2003 our Buenos Aires plant won our annual team quality award. This recognition is based on a number of factors, including customer service, personnel development, and process improvement.



Productivity Per Person
Since we closed the Panamco acquisition, we've increased our average productivity per person by more than 6.0% in the Latincentro region, comprised of our territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, and Venezuela.

>> we continually **share ideas** and solve


Coca-Cola

nine

Nation Fount of Knowledge

Learning Across Cultures The quality of our management team is key. So, to enhance our depth and breadth of management, we've embarked on a cross-fertilization strategy, whereby a growing team of multinational executives regularly exchange experiences, know how, and talent among our new and existing territories.

problems, fully committed to our team's success. >>



Coca-Cola
MISCELANEA LUPITA
SIEMPRE
Coca-Cola
Vivela
Coca-Cola

>> we work to forge strong, lasting business relationships


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Super

that are built on **trust** and respect for the individual. >>

Respect

Our company is built on relationships based on mutual respect. It is the strength of these relationships—customer, employee, supplier, shareholder—that will create sustainable and profitable growth for many years to come.

Our customers are the door to the consumer. Hence, we are working hard to develop long-term win-win partnerships with our customers across our territories. In Brazil and Colombia—two new territories—we're recovering the bond between our company and our customers by increasing our direct sales to retailers. And in Mexico, our improved execution capabilities throughout our new territories will allow us to invest our resources in the marketplace and develop stronger relationships with our retailers.

Our close coordination with The Coca-Cola Company is also critical to our success. Our partnership with The Coca-Cola Company not only is one of our most valuable strategic assets, but also is a decisive advantage, enabling us to drive innovation and roll out new initiatives across our territories. Together, we are evaluating our bottled water strategy to maximize profitability across our markets. We're confident our re-defined strategy, combined with our other initiatives with The Coca-Cola Company, will help us to increase beverage consumption and profitability across Latin America.



Better Supplier Relationships
As a part of our coordinated regional strategy, we're increasing our base and improving our relationships with raw material suppliers in Guatemala, Nicaragua, Costa Rica, and Panama.



A Paradigm Shift
Our improved level of coordination companywide enabled us to streamline our manufacturing and distribution network, changing the operating paradigm in countries like Colombia.



Path to Profitability
By forging closer stakeholder relationships, we regained the path to profitability in Brazil, growing consistently every month since we acquired the operations.

>55,000

People Drive Our Growth

Employees are key If our customers are the door to consumers, then our employees are the key to our success. Our people's willingness and ability to confront new challenges and competition is why we achieve a winning record of growth year after year. We create an environment in which our people can share knowledge and develop to their full potential.



based on **respect** for the individual. >>

At KOF, we live our values every day. Much more than "feel-good" phrases, our values embody the way we do business—the character of KOF. They guide our actions and serve as the framework for our decisions, enabling us to create value year after year.



left > **José Antonio Fernández Carbajal**
Chairman of the Board

right > **Carlos Salazar Lomelín**
Chief Executive Officer

With our acquisition of Panamco[1], we are now one of the largest *Coca-Cola* bottlers in the world. In 2003 our total sales volume reached 1.8 billion unit cases. Our consolidated revenues were Ps. 35.7 billion. Our consolidated operating income was Ps. 6.7 billion. Our net income was Ps. 2.3 billion, resulting in earnings per share[2] of Ps. 1.36 (U.S. $1.21 per ADR).

Any planning without action ends up a mere paper exercise. Hence, more important than our short-term financial results are the actions we've taken to execute our strategy since we closed the Panamco transaction in May 2003. In this regard, we're comfortable with the integration of our new market territories. We've found a strong pool of talent—from top to bottom—and identified significant opportunities across the value chain.

We are pleased with our team's capacity to work together and achieve positive results on multiple fronts simultaneously. By consolidating our operating facilities, implementing better commercial strategies and practices, adjusting the pricing architecture of our packages and products, and implementing best practices in our regions, we're building a stronger consolidated position across our market territories.

Over the course of the year, we rationalized our bottling capacity to increase our asset utilization and streamlined our distribution capacity for improved operating efficiency. We've closed 20 plants and 37 distribution centers companywide. As a result, we've increased our plant productivity by more than 50%, on average, and realized important synergies in our manufacturing, procurement, distribution, and back-office operations.

In every country where we operate, brand *Coca-Cola* commands a wide preference among customers and consumers. So, we continue building on our strong portfolio of *Coca-Cola* trademark beverages, developing the best mix of products and presentations to meet and expand consumer demand.

For example, in Mexico, the introduction of our upsized 2.5-liter *Coca-Cola* presentation in affordable returnable and convenient non-returnable packages not only presents an excellent opportunity to attract new customers, but also reinforces our core brand equity among consumers, while providing a useful tool to address an increasingly competitive environment. In Brazil, customers and consumers can now enjoy a refreshing range of more packaging presentations

(1) We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. The information includes eight months of our new territories, except volume information, which includes full-year.

(2) Based on 170.4 million compounded average ADRs outstanding, equal to 1,704.3 million of ordinary shares.

from which to choose. And in Argentina, our mix of returnable packages offers more consumers the refreshment they want at a price that fits their needs. As a result of these and other commercial propositions, we are growing our brand coverage and market penetration in our new and existing market territories.

To foster our operating flexibility and innovation, we are replicating our best practices throughout our new market territories. As opposed to operating as a decentralized portfolio of assets, we are putting in place uniform systems and core competencies—including our market discipline, multi-tier pricing architecture, refined pre-sale process, and management information systems. Our implementation of these key strategies and processes will improve our performance across the entire value chain.

Thus far, we're comfortable, but not completely satisfied with our progress across our new territories. Among our accomplishments, we've fostered future consumption with our returnable family-size presentations in Central America. We've redefined our commercial practices and enlarged our direct sales volume in Brazil. We've consolidated our manufacturing facilities and achieved higher productivity levels in Mexico, Colombia, and Venezuela. And, we're rolling out our information technology systems throughout our territories in Mexico.

One of our company's core beliefs is our respect for the individual. Thus, as we embarked on the process of integration last May, our overriding focus was the development of deep and lasting stakeholder relationships founded on mutual trust.

One of our competitive advantages is our extensive network of direct customer relationships. Thus, where necessary, we've made it a priority to recover the direct link between our company and our customers by selling directly to retailers. For instance, in May, we directly served 70,000 retailers in São Paulo, Brazil; now, we directly satisfy almost 100,000 retailers.

Our success and profitability stem from our people. So, we continue to focus our attention on nurturing and retaining an outstanding team of people at all levels: helping our employees to develop their potential and to practice intelligent austerity; paying and promoting our employees on merit; and, developing and maintaining an open and honest dialogue between managers and employees.

Finally, we are building on our long-standing relationship with The Coca-Cola Company. We are working closely with them to evaluate and execute the right strategies in each of our market territories, so we become the best partner for them and all of our stakeholders.

We've just begun to tap the full potential of KOF. We greatly appreciate the trust and support that our shareholders have placed in us since our company's inception. By putting ***our values in action*** and capitalizing on ***our actions to bring value,*** we look forward to extending our track record of performance for you.

José Antonio Fernández Carbajal
Chairman of the Board

Carlos Salazar Lomelín
Chief Executive Officer

2003 Coca-Cola Femsa Operating Highlights

Operations	Population (Millions)	CSDs Per Capita Consumption[1]	Retailers	Plants[2]	Distribution Facilities
Mexico	49.8	483	547,185	12	113
Central America	18.3	131	139,289	4	43
Colombia	43.4	80	442,210	6	42
Venezuela	25.6	123	234,740	6	38
Brazil	26.0	189	121,322	3	7
Argentina	11.0	276	75,735	1	4
Total	174	236	1,560,481	32	247

2003 Total Volume[1]	(MUC)	As a %
Mexico	1,001.6	55.0
Central America	107.3	5.9
Colombia	171.8	9.4
Venezuela	151.6	8.3
Brazil	265.1	14.5
Argentina	126.6	6.9
Total	1,824.0	



2002 Total Volume	(MUC)	As a %
Mexico	980.5	52.5
Central America	100.1	5.4
Colombia	185.0	9.9
Venezuela	162.9	8.7
Brazil	322.6	17.3
Argentina	115.6	6.2
Total	1,866.7	



Product Mix by Package[1]	Returnable	Non-Ret[3]
Mexico	43.8%	56.2%
Central America	51.8%	48.2%
Colombia	60.2%	39.8%
Venezuela	38.8%	61.2%
Brazil[5]	4.7%	95.3%
Argentina	24.5%	75.5%

Product Mix by Size[1]	Multi-serving[4]	Personal
Mexico	67.0%	33.0%
Central America	47.5%	52.5%
Colombia	45.7%	54.3%
Venezuela	60.7%	39.3%
Brazil[5]	84.9%	15.1%
Argentina	82.8%	17.2%

Product Mix by Category[1]	Colas	Flavors	Water	Others	Beer
Mexico	59.8%	18.7%	20.9%	0.6%	0.0%
Central America	69.4%	24.7%	4.2%	1.7%	0.0%
Colombia	62.4%	22.3%	15.1%	0.2%	0.0%
Venezuela	57.0%	29.2%	8.2%	5.6%	0.0%
Brazil	53.5%	23.7%	4.1%	0.6%	18.1%
Argentina	71.4%	27.4%	0.9%	0.3%	0.0%

(1) Includes full-year volumes of our original territories and of our new territories acquired from Panamco.
(2) Information as of February 2004.
(3) Includes fountain volumes.
(4) Includes packaging presentations of 1.0 Lt. or larger.
(5) Excludes beer volumes.

COCA-COLA FEMSA, S.A. DE C.V.

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón, México D.F. 01210
Tel: (5255) 5081-5100 Fax: (5255) 5292-3473
WWW.COCACOLA-FEMSA.COM.MX


Coca-Cola

our *actions* bring value

COCA-COLA FEMSA 2003 ANNUAL REPORT

our *values* in action

TABLE OF CONTENTS

>> seven-year summary

Millions of Constant Mexican Pesos (Ps.) as of December 31, 2003

	2003[1]	2002	2001	2000	1999	1998	1997
INCOME STATEMENT							
Total sales	35,729	18,668	17,772	17,053	15,254	14,424	12,387
Cost of goods sold	17,980	8,681	8,256	8,301	7,943	7,849	6,637
Gross Profit	17,749	9,987	9,516	8,752	7,311	6,575	5,750
Operating Expenses[2]	11,039	5,319	5,351	5,406	4,820	4,449	3,858
Goodwill Amortization	–	41	108	116	126	135	106
Income from operations	6,710	4,627	4,057	3,230	2,365	1,991	1,786
Integral cost of financing	2,481	(560)	130	619	364	479	256
Other (income) expenses	239	614	74	110	74	248	169
Taxes	1,658	1,912	1,527	1,074	859	522	372
Consolidated net income	2,332	2,661	2,326	1,427	1,068	742	989
Majority net income	2,312	2,661	2,326	1,427	1,068	742	957
Minority net income	20	–	–	–	–	–	32
RATIOS TO SALES (%)							
Gross margin (profit/net sales)	50.0	53.9	54.0	51.5	48.1	45.8	46.7
Operating margin	18.8	24.8	22.8	18.9	15.5	13.8	14.4
Consolidated net income	6.5	14.3	13.1	8.4	7.0	5.1	8.0
CASH FLOW							
Non-cash items	1,629	1,060	1,073	1,240	1,098	878	821
Gross cash flow (EBITDA)[3]	8,339	5,687	5,130	4,470	3,463	2,869	2,607
Capital expenditures[4]	1,910	1,410	865	968	1,452	1,613	2,943
BALANCE SHEET							
Current assets	8,074	8,364	6,373	3,271	1,792	1,376	1,338
Fixed assets	17,777	7,436	7,055	7,362	7,780	8,083	7,443
Other assets	1,378	885	566	479	446	424	349
Intangible assets	33,721	269	974	1,644	1,862	2,306	2,293
Investments in shares	470	132	149	164	160	132	109
Total Assets	61,420	17,086	15,117	12,920	12,040	12,321	11,532
Liabilities							
Short-term debt	2,904	1	15	17	29	1,465	1,294
Long-term debt	26,011	3,296	3,067	3,365	3,585	4,205	4,113
Interest payable	374	82	70	76	82	102	98
Operating liabilities	6,127	2,606	2,517	2,115	2,396	1,367	1,260
Labor liabilities and other	3,188	1,433	1,285	1,137	271	199	166
Total Liabilities	38,604	7,418	6,954	6,710	6,363	7,338	6,931
Stockholders' Equity	22,816	9,668	8,163	6,210	5,677	4,983	4,601
Majority interest	22,653	9,668	8,163	6,210	5,677	4,983	4,601
Minority interest	163	–	–	–	–	–	–
FINANCIAL RATIOS (%)							
Current	0.86	3.11	2.45	1.48	0.71	0.47	0.50
Leverage	1.70	0.77	0.85	1.08	1.12	1.47	1.51
Capitalization	0.60	0.25	0.27	0.35	0.39	0.62	0.62
Coverage	6.30	67.39	92.03	19.17	7.92	4.81	7.03
DATA PER SHARE[5]							
Book value	12.269	6.785	5.729	4.358	3.984	3.497	3.229
Majority net income	1.357	1.867	1.632	1.001	0.749	0.521	0.672
Dividends paid[6]	–	0.426	0.232	0.190	0.153	0.152	0.127
Headcount[7]	56,841	14,457	14,542	15,054	15,273	15,003	14,154

(1) Information considers full-year of KOF's original territories and eight months of our new territories acquired from Panamco.

(2) 1998 figure includes the fixed asset adjustment originated by the write-down in the value of computer equipment and information systems.

(3) Income from operations plus non-cash items.

(4) Includes investments in property, plant and equipment, bottles and cases and other assets, net of retirements of property, plant and equipment.

(5) Based on 1,425 million shares, except 2003 where the book value was computed using 1,846,374,000 shares and the net income per share with 1,704,250,168 share.

(6) Dividends paid during the year based on the prior year's net income.

(7) Includes third-party headcount.

>> cfo's letter to shareholders

Dear Shareholders: 2003 was a year of considerable strategic progress for our company in the face of a difficult competitive landscape in Mexico. Among our achievements, we:

> Successfully closed the acquisition of Panamco in May 2003,

> Capitalized on the low interest-rate environment to refinance the bridge loan facility used for the Panamco transaction, and

> Consolidated our manufacturing base, realized important operating efficiencies, and paved the way to growth and sustainable value creation.

On May 6, 2003, we completed the acquisition of Panamco, then the largest soft drink bottler in Latin America and one of the three largest *Coca-Cola* bottlers in the world. The total cost of the transaction was approximately U.S. $3.7 billion (including assumed debt), and we financed the acquisition as follows: U.S. $1,978 million of new debt (including approximately U.S. $373 million used to refinance existing Panamco indebtedness); a U.S. $260 million capital investment from FEMSA; the issuance of our Series D shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of U.S. $674 million in the form of equity interests in Panamco; U.S. $285 million in cash; and U.S. $512 million of assumed debt. After the transaction closed, our total debt was U.S. $2.8 billion, including a bridge loan facility with a maturity of 2004.

We took advantage of the low interest rate environment and arising opportunities in the Mexican capital markets to refinance the U.S. $834 million bridge loan facility (89% of which was denominated in U.S. dollars and 11% of which was denominated in Mexican pesos). In July, we raised Ps. 5,750 million—or approximately U.S. $557 million—through local bond offerings; Standard & Poor's and Fitch assigned the offerings local currency credit ratings of AA+ and AAA, respectively. Before year-end, we pre-paid U.S. $200 million of the bridge loan facility with the cash on hand and refinanced the remainder through a short-term loan, ending the year with Ps. 26,131.9 million (U.S. $2,326.0 million) of total net debt.

As a result, we were able to eliminate refinancing risk related to our acquisition of Panamco and balance our capital structure between peso and U.S. dollar-denominated debt. The ability to complete these transactions in just eight months underscores our company's credit quality; Moody's Investors Service and Standard & Poor's maintained our pre-acquisition investment-grade ratings in foreign currency of Baa2 and BBB, respectively, affirming their view of our company's strength and stable outlook.

(1) We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. The information includes eight months of our new territories, except volume information which includes full-year.
(2) Computed on the basis of 170.4 million compounded average ADRs, equal to 1,704.3 million ordinary shares.

We also improved our management practices in the treasury department. We implemented new policy guidelines and centralized the financing, hedging, and cash management functions at the corporate level. Now, our corporate finance and treasury department in Mexico City coordinates all of our organization's cash management and financing requirements in close cooperation with our local operations. In this way, we leverage our increased scale and corporate investment-grade credit ratings to manage our financial resources more efficiently.

In May 2003, we began the process of replicating and standardizing our best practices throughout our new market territories. Our initiatives include the implementation of an internal certification process for each country's financial and non-financial information, internal control systems to monitor our organization's best practices, evaluation mechanisms to assess the performance of our internal control systems, and the creation of internal corporate and regional disclosure committees. We are undertaking these efforts not only to comply with Mexican and U.S. regulatory standards, but also as part of our mission to manage Coca-Cola FEMSA as a single entity, with a market presence in nine different Latin American countries. We expect to complete these initiatives by mid-2005.

We achieved solid consolidated results in 2003.[1] Our consolidated revenue reached Ps. 35,729.4 million (U.S. $3,180.2 million) on consolidated sales of 1,824.0 million unit cases. We recorded consolidated operating income of Ps. 6,710.4 million (U.S.$597.2 million), resulting in a consolidated operating margin of 18.8%, and we produced consolidated net income of Ps. 2,332.1 million (U.S. $207.6 million), resulting in earnings per share[2] of Ps. 1.36 (U.S. $1.21 per ADR).

Despite Mexico's difficult economic and competitive environment—particularly competition from low-price discount brands—Mexico accounted for the majority of our company's operating income last year. In addition to our multiple commercial initiatives, we implemented a number of operating measures, including the consolidation of our bottling plants and distribution facilities in our new territories; through which we expect to realize important cost savings and efficiencies from the post-merger integration of our Mexican operations.

In Argentina, our operations logged record performance last year—with operating margin of 10.4% in 2003—as we continued to capitalize on our successful returnable packaging strategy. Moreover, we regained our profitability in Venezuela and Brazil over the last eight months of 2003, thanks in large part to our new packaging and pricing strategies and improved marketplace execution.

Overall, we are pleased with the way the post-acquisition process has progressed. In under a year, we consolidated operating facilities, significantly improved productivity and efficiency, and began to put in place the right local strategies and practices across our new territories.

As a result, we are poised to move from a period of consolidation to growth. The integration of our core competencies and strategies throughout our territories pave the way to sustainable growth and value creation for our shareholders now and well into the future.



Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer

>> debt structure

Total Debt[1]	U.S. $2,573.7

Currency Mix



Colombian Pesos	2%
U.S. Dollars	46%
Mexican Pesos	52%

Currency/Interest Rate Mix

Colombian Peso



Fixed Rate	0%
Floating Rate	100%

Mexican Peso



Fixed Rate	44%
Floating Rate	56%

U.S. Dollars



Fixed Rate	95%
Floating Rate	5%

Bank/Capital Markets Mix



Bank Debt	35%
Capital Markets	65%

Average Interest Rate[2]

Mexican Peso Debt	7.41%
Dollar Debt	5.90%
Colombian Peso Debt	10.34%
Weighted Average Rate	6.78%

(1) Assumes a foreign exchange rate of Ps. 11.235 per U.S. dollar.
(2) Annualized average interest rate per currency, as of December 31, 2003.

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with US GAAP and presented the information in U.S. dollars. We have historically prepared and will continue to prepare our financial statements in accordance with Mexican GAAP and present the information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco's results will not be included in our financial statements for periods prior to May 2003.

Financial information for 2003, both on a consolidated basis and by country, includes twelve months of results from our original Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only eight months of our new territories acquired from Panamco. Coca-Cola FEMSA's financial information will not be comparable on a yearly basis, until the end of 2005. However, volume performance figures for 2003 are comparable for previous periods.

Consolidated Results

During 2003 our consolidated volume totaled 1,824.0 million unit cases ("MUC") and consolidated revenues reached Ps. 35,729.4 million. Operating income totaled Ps. 6,710.4 million, reaching a consolidated operating income margin of 18.8% during the same period.

The integral result of financing was a loss of Ps. 2,481.5 million during 2003, reflecting our new financial position after the Panamco acquisition, and resulting from the combined effect of:

(i) accrued interest expenses related to the existing debt and acquisition financing assumed in connection with the Panamco transaction, which more than offset interest income generated by our cash balances;

(ii) a foreign exchange loss generated mainly by the devaluation of the Mexican peso against the U.S. dollar, as applied to the U.S. dollar denominated debt year over year; and

(iii) a consolidated monetary position gain, as a result of inflation adjustments applied to the consolidated net monetary position of our operations.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 41.6% during the year, reflecting a higher Mexican effective tax rate of 44.0%, applied to the Mexican operations income before taxes, which generated the majority of the taxable income during 2003.

Consolidated net income was Ps. 2,332.0 million in 2003, resulting in earnings per share ("EPS") of Ps. 1.36 (U.S. $1.21[1] per ADR) computed on the basis of 1,704.3 million compounded average ordinary shares.

Debt Structure

On December 31, 2003, Coca-Cola FEMSA recorded a cash balance of Ps. 2,783.2 million (U.S. $247.7 million) and total short-term debt of Ps. 2,904.1 million (U.S. $258.5 million) and long-term debt of Ps. 26,011.0 million (U.S. $2,315.2 million).

Intangible Assets

As a result of the Panamco acquisition, in accordance with Mexican GAAP, we recognized the rights to produce and distribute *Coca-Cola* trademark products as intangible assets with indefinite lives, resulting from the difference between the price paid and the book value (fair value) of the net assets acquired. These identified intangibles were valued at Ps. 33,419.8 million, including financial and advisory fees, costs associated with closing certain acquired facilities, rationalizing and consolidating operations, relocating the corporate and other offices, and the integrating of the operations.

We will annually review the carrying value of these long-lived assets for recoverability. We also review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including, without limitation, volume, prices, costs, inflation, exchange rates and interest rates.

(1) All U.S. dollar figures assume a foreign exchange rate of Ps. 11.235 per U.S. dollar as of December 31, 2003.

Operating Results by Territory

MEXICAN OPERATING RESULTS

Our Mexican operations faced a challenging economic environment during 2003. New low-price brand competitors decreased our flexibility to increase prices, a weak economic outlook and lower disposable income shifted carbonated soft drink ("CSD") consumption from individual presentations to larger family size presentations, and higher cost of raw materials put significant pressure on our gross margins during the year. These challenging circumstances took place while we initiated the integration of our new Mexican territories.

Revenues

Revenues in the Mexican territories reached Ps. 23,935.2 million in 2003, resulting in an average price per unit case of Ps. 27.86 (U.S. $2.48). Average price per unit case excluding *Ciel* water in 5.0 Lt, 19 Lt and 20 Lt presentation reached Ps. 30.89 (U.S. $2.75) during the same period. Average prices reflect the incorporation of jug water volumes inherited from Panamco in our new Mexican territories, and the up-scaling of family size packaging presentations intended to enhance the value proposition for our consumers and to reduce the price gap versus low-price brands.

Income from Operations

Gross profit totaled Ps. 12,844.5 million reaching a 53.7% margin as percentage of total revenues in 2003. Higher raw materials prices, the devaluation of the Mexican peso versus the U.S. dollar applied to our dollar denominated raw materials, and restructuring charges from the integration of our Mexican operations resulted in declining margins in 2003.

However, the pace of the integration is faster than anticipated. During 2003 the Company eliminated Panamco's former headquarters in Mexico City and Miami, closed four plants out of 16, consolidated 29 distribution centers it had in May 2003 out of 142; introduced more than 73,000 new coolers into the market; and reconfigured its pre-sale and distribution network reducing third party selling and distribution.

Together these initiatives streamlined our operations and strengthened our execution capabilities. Operating income totaled Ps. 5,633.6 million, reaching a 23.5% margin as a percentage of total revenues.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 2,186.5 million during 2003. Average price per unit case reached Ps. 29.93 (U.S. $2.66) during this period. Higher volumes from our core brands in returnable presentations as well as volumes sold in non-returnable PET bottles contributed to the results during the year.

Income from Operations

Gross profit totaled Ps. 1,087.9 million in 2003, reaching a 49.8% gross margin as a percentage of total revenues during the same period. Procurement and other cost reduction initiatives offset cost increases of U.S. dollar-denominated packaging costs during the year. The Company closed one plant in Panama out of two and consolidated two distribution centers in the region. Operating income totaled Ps. 218.4 million, reaching an operating income margin of 9.9% as a percentage of total revenues.

All of our Central American territories present opportunities to develop a more effective returnable packaging base, new product alternatives, and improve execution practices. In Guatemala, however we face a strong competitive environment combined with a higher than normal cost structure, which do not expect to change in the short term.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps. 2,319.1 million in 2003. Average price per unit case reached Ps. 20.32 (U.S. $1.81) during the period. Lower volume across the board impacted our results during the year. The volume decline was impacted by (i) an asset consolidation strategy intended to improve the efficiency of our manufacturing and distribution network, and to focus on producing bottled water in more profitable packaging presentations; and also (ii) by changing the way in which we managed our returnable bottles in the market, putting more discipline in the execution that allows us to effectively use returnable packaging strategies without excessive bottles and cases introductions.

Income from Operations

Gross profit totaled Ps. 1,068.1 million, reaching a 46.1% gross margin as a percentage of total revenues during the same period. Lower volumes, higher packaging costs and the impact of the devaluation of the U.S. dollar versus the Colombian peso applied to the U.S. dollar denominated expenses resulted in declining margins mainly in the first semester. During 2003, we implemented a strong asset consolidation program intended to increase the efficiency of our manufacturing network. We converted 11 manufacturing plants out of 17 into distribution facilities from May 2003 to February 2004 and also consolidated five distribution centers. A leaner organization is expected to provide a more flexible cost structure that will allow us to concentrate our resources and effectively handle a tougher competitive landscape. Operating income was Ps. 261.1 million, reaching an 11.3% margin as a percentage of total revenues during 2003.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps. 2,544.5 million in 2003. Average price per unit case reached Ps. 23.08 (U.S. $2.05) during the same period. Volume growth from brand *Coca-Cola* increasing more than 10% in 2003 and partially offsetting the volume decline of CSD flavors during the year.

Income from Operations

Gross profit totaled Ps. 1,105.9 million in 2003, reaching a 43.5% gross margin as a percentage of total revenues during the same period. A political unrest disrupting the operating environment during the first quarter of 2003, combined with a significant devaluation of the bolivar against the U.S. dollar applied to our U.S. dollar denominated raw materials, and a severe decline in the economic activity in the country, resulting in a contraction of more than 10% of the country's GDP, were partially offset by price increases during the year. Better asset utilization and higher volume levels toward the second half of the year, helped us regain our path to profitability in Venezuela. The Company consolidated three plants out of nine in 2003 and reduced two distribution facilities. Operating income was Ps. 231.5 million reaching an operating income margin of 9.1% during 2003.

The unstable political environment in Venezuela and the recent 20% devaluation of the bolivar during February of 2004, could generate higher inflation levels that could negatively impact our cost structure during 2004. However, due to the fact that we used a conservative exchange rate of 1,853 bolivars per U.S. dollar during the year to incorporate the financial statements in our books, we reduce the impact of the devaluation to only 3.6%. The asset rationalization strategy implemented by the Company since the closing of the acquisition, combined with better market execution, should provide more operating flexibility to weather a potentially unfavorable business outlook.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps. 2,796.9 million in 2003. Average price per unit case was Ps. 15.77 (U.S. $1.40) during the same period. The Company initiated the implementation of packaging and product diversification strategies combined with more in-house selling practices to improve the profitability of these operations.

During 2003, we launched twelve different SKUs to target different consumption occasions, including *Coca-Cola com Limão* and *Kuat Laranja* (guarana flavor with orange) and a new value protection brand, *Sintonia*, in several flavors. Traditionally in Brazil, most of our consumption came from only two packaging alternatives, cans and 2.0 Lt bottles; now, we are focusing on a broader array of presentations to spur consumer demand. For example, our new 12-ounce non-returnable glass bottle and our new 200 ml returnable glass bottle offer a combination of convenience and affordability for on-premise consumption of *Coca-Cola*. Our new 2.5 Lt and 3.0 Lt non-returnable pet presentations for CSD flavors and brand *Coca-Cola*, respectively, provide packaging alternatives differentiating selling strategies between the supermarket and small retailers, as well as holiday and special seasons, opening a road to implement our multi-segmentation and revenue management initiatives.

Income from Operations

Gross profit totaled Ps. 1,011.0 million in 2003, reaching a 36.1% margin as a percentage of total revenues. The implementation of new commercialization and point of sale development strategies improved our packaging and product mix during the year, helping us regain the path to profitability during the second half of 2003. The Company consolidated one plant out of four during 2003. Operating income was Ps. 149.8 million reaching an operating income margin of 5.4% during 2003.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations are fully comparable to 2002.

Revenues

Total revenues reached Ps. 2,076.9 million, a 13.8% increase as compared to 2002 and the average price per unit case grew by 3.4% over the same period to Ps. 15.59 (U.S. $1.39). Higher volumes of brand *Coca-Cola* in returnable glass and PET presentations generated the majority of the yearly growth.

Income from Operations

Gross profit totaled Ps. 767.6 million during 2003, reaching a gross margin of 37.0%, an improvement of 260 basis points as compared with 2002. This improvement was mainly driven by (i) higher sales volume, (ii) higher average prices per unit case, (iii) an appreciation of the Argentine peso versus the U.S. dollar applied to the U.S. dollar-denominated raw materials and expenses, and (iv) lower costs derived from all the downsizing initiatives implemented during the devaluation period.

In Argentina, operating expenses as a percentage of total revenues decreased 440 basis points from 31.0% in 2002 to 26.6% in 2003, mainly as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to the U.S. dollar-denominated expenses, and strict cost control measures. Operating income during 2003 in our Argentine territories reached Ps. 215.6 million and operating margin rose from 2.9% during 2002 to 10.4% in 2003.

2003 COMPARABLE VOLUME PERFORMANCE

We are providing sales volumes for the twelve months of 2003 in all of our territories. Volume growth figures are comparable with previous periods.

2003 Total Volumes

Territory	2003 (MUC)	2002 (MUC)	% Change
Mexico	1,001.6	980.5	2.1%
Central America	107.3	100.1	7.2%
Colombia	171.8	185.0	(7.1%)
Venezuela	151.6	162.9	(6.9%)
Brazil	265.1	322.6	(17.8%)
Argentina	126.6	115.6	9.5%
Total	1,824.0	1,866.7	(2.3%)

2003 Carbonated Soft Drink Volumes

Territory	2003 (MUC)	2002 (MUC)	% Change
Mexico	786.3	764.1	2.9%
Central America	101.0	93.4	8.1%
Colombia	145.4	152.1	(4.4%)
Venezuela	130.7	133.8	(2.3%)
Brazil	204.4	239.6	(14.7%)
Argentina	125.1	114.1	9.6%
Total	1,492.9	1,497.1	(0.3%)

Consolidated sales volume reached 1,824.0 MUC in 2003 declining 2.3% versus 2002, mainly driven by (i) lower volumes of bottled water in Mexico, Colombia and Venezuela, due to an asset rationalization strategy implemented by the Company combined with revenue management initiatives intended to improve the profitability of our water business, and to (ii) lower beer volumes in our São Paulo territory in Brazil, driven by the implementation of new initiatives intended to take over third-party selling and distribution.

During 2003, consolidated carbonated CSD volume remained practically flat versus 2002 because of the volume decline in Brazil, Colombia and Venezuela, which was offset by volume growth in Mexico, Central America and Argentina.

MEXICO

Sales volume information for 2003 and 2002 is the combination of sales volume from our new territories acquired in Mexico (Golfo and Bajío) and our original territories (Valley of Mexico and Southeast of Mexico).

Total sales volume reached 1,001.6 MUC in 2003, increasing 2.1% compared to 2002 volumes, including a 2.9% CSD volume growth during the same period. The volume growth was mainly driven by (i) the solid performance of our new flavored brands including *Fanta* multi-flavors, *Fresca* pink grapefruit and *Lift* green apple, accounting for approximately 70% of the incremental volumes during the year, (ii) the incremental sales volume reached by *Ciel* still water in a 5.0 Lt presentation in the Valley of Mexico and, (iii) volume growth from our brand *Coca-Cola*. This volume growth was partially offset by a decline in our jug water volume, mainly in the 19.0 Lt water jug presentation, as we continued to implement our revenue management initiatives in our new territories intended to improve the profitability of our bottled water business.

Product and packaging innovation helped us weather a relatively weak economic environment and increased competition from low-price soft drink brands in family size presentations, which have increased their presence and product alternatives in certain areas of our Mexican territories. With the introduction of our new family-size 2.5 Lt returnable and non-returnable presentations, for brand *Coca-Cola* and selected flavors, we reduced the price gap per ounce versus low price brands during 2003, enhancing the value proposition for our customers.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Total volumes reached 107.3 MUC in 2003, increasing 7.2% compared to 2002 volumes, including an 8.1% CSD volume growth during the same period. The volume growth was mainly driven by (i) the solid performance of the cola category, increasing almost 7% during the year, and representing two thirds of the incremental volumes, especially in our territories in Guatemala and Nicaragua, and (ii) the incremental sales volume reached by the CSD flavor segment representing the majority of the balance.

Successful launches of family size non-returnable and returnable presentations for brand *Coca-Cola* and selected flavor brands fostered consumption of CSD in Central America.

COLOMBIA

Total sales volume amounted to 171.8 MUC in 2003, decreasing 7.1% compared to 2002 volumes, including a 4.4% CSD volume decline during the same period. The volume decline was mainly driven by an asset rationalization strategy intended to consolidate manufacturing facilities and to reduce the production of water sold in less profitable packages, which accounted for almost 50% of the volume decline during the year, and CSDs accounted for the balance.

An increasing competitive landscape of alternative lower price or inexpensive beverage categories such as powders, natural juices and tap water have affected the Colombian CSD industry during the last five years, keeping the CSD category from growing to the levels recorded in 1998. We continue evaluating the right product, package and pricing architecture for our portfolio of brands in Colombia, and even tough we expect the difficult competitive environment to remain throughout 2004, having a liner and more efficient organization has strengthened our execution capabilities to face this challenge.

VENEZUELA

Total sales volume reached 151.6 MUC in 2003, decreasing 6.9% compared to 2002 volumes, including a 2.3% CSD volume decline during the same period. During January of 2003, political unrest in Venezuela due to a national strike made it practically impossible for Panamco to run this operation on a regular basis. Stock-outs during the first quarter and a severe economic recession significantly affected volume performance during 2003. As the Company was able to operate under more normal circumstances, it concentrated its efforts on producing brand *Coca-Cola*, which offset some of the decline in CSD flavor volumes during the year.

CSD flavors accounted by almost 60% of the total volume decline during the year, and still bottled water accounted for the majority of the balance, driven by a change of consumption habits of the population toward tap water due to the country's economic recession. In Venezuela, we implemented an asset rationalization strategy intended to increase the efficiency of our manufacturing network during the year. During the fourth quarter of 2003, our Venezuelan operations started to show a more solid path to growth driven by our packaging and revenue management strategies, including the re-introduction of the one-liter returnable glass presentation for brand *Coca-Cola* at a price that differentiated affordability versus the convenience of the non-returnable presentations.

BRAZIL

Total sales volume amounted 265.1 MUC in 2003, decreasing 17.8% compared to 2002 volumes, including a 14.7% of non-profitable CSD volume decline during the same period. In Brazil, we initiated a packaging differentiation strategy intended to diversify our operation from 2.0 Lt PET non-returnable packages and cans, together accounted for almost 80% of total volumes in the past. At the same time, we increased our direct selling capabilities by relying less on third-party wholesalers and distributors, attending more than 30,000 additional points of sale in the city of São Paulo by the end of 2003. By selling more profitable SKUs, we intend to strengthen our packaging and brand portfolio, and enhance our pricing architecture in order to increase the profitability of the business.

The majority of the volume decline during 2003 came from 2.0 Lt non-returnable presentations especially low margin products like *Simba* and *Taí*, as the Company tried to reach a better price value combination shifting to more profitable presentations. CSD accounted for 60% of the volume decline during 2003, beer volumes represented 30% and the bottled water represented the balance.

At the end of 2003, we agreed with Cervejarias Kaiser to amend our beer distribution agreement by granting them the right to take control of the direct selling responsibilities of their proprietary beer brands in the city of São Paulo, while we maintain responsibility for the distribution and delivery of all the products sold by *Kaiser;* in this way we will have two reinforced and specialized sales forces in the market, one focused in *Coca-Cola* products and the other specialized in beer in our territories in São Paulo, Brazil.

A cross fertilization initiative to take advantage of experienced people and success stories from Buenos Aires and Mexico was implemented with excellent results, making the business to turnaround from loss of operation to positive profitability. In addition, we developed and improved our relationship and coordination with The Coca-Cola Company and the *Coca-Cola* bottlers in Brazil.

ARGENTINA

Our initiative to reinvent the business in Argentina to cope with the devaluation crisis, coupled with our returnable packaging strategy and boosted by an economic recovery from the devaluation of the Argentine peso in 2002, resulted in an excellent year. Total volumes amounted to 126.6 MUC in 2003, increasing 9.5% compared to 2002 volumes, including a 9.6% CSD volume increase during the same period.

The sales volume increase was mainly driven by a product shift from our less profitable value protection brands, *Taí* and *Crush*, toward our core and premium brands, brand *Coca-Cola* and *Fanta* orange increasing 15.1% and 40.6%, respectively. It is also important to highlight, that for the first time, we are selling more volumes from premium brands than from value protection brands, fostered by a 10.9% volume increase of brand *Coca-Cola Light* and the successful introduction of *Fanta Light* during the year. Premium brands represented 12.2% of total volumes during 2003.

>> corporate governance

Coca-Cola FEMSA prides itself on its standards of corporate governance and the quality of its disclosures. We are among the leaders in compliance of the Best Corporate Practices Code established by the Mexican Entrepreneurial Counsel. In our new operations, we will continue to apply the same strict standards. We believe that the independence of our directors provides an invaluable contribution to the decision-making process in our corporation and to shareholder value protection.

>> management's responsibility for internal control

The management of Coca-Cola FEMSA is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks and balances serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies, which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected and corrected within a timely period.

>> report of independent examiners

To the Stockholders' General Meeting of Coca-Cola FEMSA, S.A. de C.V.:

In our role as Shareholder Examiners and in compliance with Article 166 of the Mexican General Corporate Law and the bylaws of Coca-Cola FEMSA, S.A. de C.V. (the "Company"), we submit our report regarding the truthfulness, sufficiency and fairness of the individual and consolidated financial information submitted to you by the Board of Directors, relative to the Company's operations for the year ended December 31, 2003.

We have attended the Shareholder, Board of Directors and Audit Committee meetings to which we have been invited and have obtained from the Directors and Management all of the information relative to the operations, documents and records that we deemed necessary to examine. We have also reviewed the individual and consolidated balance sheets of the Company as of December 31, 2003, and the related statements of income, changes in financial position and changes in stockholders' equity for the year then ended, which are hereby presented for your information and approval. We have also reviewed, using the scope we considered necessary in the circumstances, the reports issued by the external auditors of the Company on such financial statements. Our review was performed in accordance with auditing standards generally accepted in Mexico.

In our opinion, the accounting and reporting policies and criteria followed by the Company and considered by management to prepare the individual and consolidated financial information presented at this meeting are adequate and sufficient and were applied on a basis consistent with that of the preceding year. Therefore, the individual and consolidated financial information presented by management truthfully, sufficiently and fairly presents the financial position of Coca-Cola FEMSA, S.A. de C.V. as of December 31, 2003, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P.C. Fausto Sandoval Amaya
Examiner

C.P.C. Ernesto González Dávila
Examiner

February 9, 2004

>> report of independent public accountants

Deloitte.

To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A. de C.V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in financial position and changes in stockholders' equity for each of the three years in the period ended December 31, 2003, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their financial position and changes in their stockholders' equity for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2, the Company acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the 2003 consolidated results of operations and consolidated financial position are not comparable with those of the prior years.

As mentioned in Note 5, effective January 1, 2003, the Company adopted new bulletins C-8 "Intangible Assets" and C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments". Additionally, effective January 1, 2001, the Company adopted Bulletin C-2 "Financial Instruments".

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2003, and the determination of stockholders' equity at December 31, 2003 and 2002, to the extent summarized in Note 26.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
February 9, 2004

>> consolidated balance sheets

At December 31, 2003 and 2002

Amounts expressed in thousands of U.S. Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

		2003	2002
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 247,729	Ps. 2,783,233	Ps. 6,429,449
Accounts receivable:			
Trade	119,084	1,337,910	581,014
Notes	7,566	85,002	12,770
Other	34,766	390,607	214,452
	161,416	1,813,519	808,236
Recoverable taxes	96,864	1,088,272	251,546
Inventories	194,631	2,186,675	798,635
Prepaid expenses	17,982	202,015	76,519
Total Current Assets	718,622	8,073,714	8,364,385
Property, Plant and Equipment:			
Land	221,120	2,484,283	819,901
Buildings, machinery and equipment	2,141,467	24,059,383	9,373,780
Accumulated depreciation	(924,395)	(10,385,578)	(3,441,413)
Construction in progress	59,757	671,374	381,477
Bottles and cases	84,318	947,315	302,793
Total Property, Plant and Equipment, Net	1,582,267	17,776,777	7,436,538
Investments in Shares	41,865	470,355	131,861
Other Assets, Net	122,637	1,377,828	885,139
Intangible Assets, Net	3,001,431	33,721,079	268,746
TOTAL ASSETS	$ 5,466,822	Ps. 61,419,753	Ps. 17,086,669

		2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Bank loans and interest	$ 180,905	Ps. 2,032,471	Ps. 74,762
Current maturities of long-term debt	110,889	1,245,834	9,664
Notes payable	5,242	58,889	–
Suppliers	300,526	3,376,409	1,681,078
Accounts payable	121,174	1,361,408	433,243
Accrued taxes	91,206	1,024,704	236,289
Other liabilities	27,082	304,241	255,864
Total Current Liabilities	837,024	9,403,956	2,690,900
Long-term Liabilities:			
Long-term debt	2,315,176	26,011,000	3,295,968
Notes payable	2,703	30,375	–
Pension plan	46,931	527,266	171,283
Seniority premiums	4,705	52,861	22,034
Deferred taxes	33,507	376,450	847,974
Other liabilities	195,928	2,201,268	390,369
Total Long-term Liabilities	2,598,950	29,199,220	4,727,628
TOTAL LIABILITIES	3,435,974	38,603,176	7,418,528
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	14,549	163,459	–
Majority interest:			
Capital stock	236,355	2,655,453	2,463,868
Additional paid-in capital	1,011,254	11,361,439	1,733,482
Retained earnings from prior years	841,177	9,450,618	6,789,817
Net income for the year	205,771	2,311,842	2,660,801
Cumulative translation adjustment	(127,118)	(1,428,171)	(1,039,670)
Cumulative result of holding nonmonetary assets	(151,140)	(1,698,063)	(2,940,157)
Total Majority Interest	2,016,299	22,653,118	9,668,141
TOTAL STOCKHOLDERS' EQUITY	2,030,848	22,816,577	9,668,141
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,466,822	Ps. 61,419,753	Ps. 17,086,669

The accompanying notes are an integral part of these consolidated balance sheets.

Mexico City, Mexico February 9, 2004

Carlos Salazar Lomelín
Chief Executive Officer

Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer

>> consolidated income statements

For the years ended December 31, 2003, 2002 and 2001

Amounts expressed in thousands of U.S. Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003, except income per share

	2003	2003	2002	2001
Net sales	$ 3,158,596	Ps. 35,486,829	Ps. 18,518,634	Ps. 17,636,475
Other operating revenues	21,592	242,588	148,879	135,089
Total revenues	3,180,188	35,729,417	18,667,513	17,771,564
Cost of sales	1,600,387	17,980,349	8,680,755	8,255,731
Gross profit	1,579,801	17,749,068	9,986,758	9,515,833
Operating expenses:				
Administrative	207,735	2,333,900	1,474,810	1,357,739
Selling	774,793	8,704,808	3,844,503	3,993,292
	982,528	11,038,708	5,319,313	5,351,031
Amortization of goodwill	–	–	40,635	108,253
Income from operations	597,273	6,710,360	4,626,810	4,056,549
Integral result of financing:				
Interest expense	138,091	1,551,452	348,379	343,435
Interest income	(20,208)	(227,039)	(263,986)	(287,692)
Foreign exchange (gain) loss, net	180,500	2,027,922	(249,961)	(10,330)
(Gain) loss on monetary position	(77,512)	(870,843)	(394,776)	84,183
	220,871	2,481,492	(560,344)	129,596
Other expense, net	21,238	238,586	614,240	44,147
Income for the year before income taxes, employee profit sharing and change in accounting principles	355,164	3,990,282	4,572,914	3,882,806
Income taxes and employee profit sharing	147,594	1,658,229	1,912,113	1,526,743
Income for the year before change in accounting principles	207,570	2,332,053	2,660,801	2,356,063
Change in accounting principles	–	–	–	30,124
NET INCOME FOR THE YEAR	$ 207,570	Ps. 2,332,053	Ps. 2,660,801	Ps. 2,325,939
MINORITY NET INCOME	1,799	20,211	–	–
MAJORITY NET INCOME	$ 205,771	Ps. 2,311,842	Ps. 2,660,801	Ps. 2,325,939
Weighted average shares outstanding (in thousands)	1,704,250	1,704,250	1,425,000	1,425,000
Income per share before change in accounting principles	$ 0.12	Ps. 1.36	Ps. 1.87	Ps. 1.65
Majority net income per share	$ 0.12	Ps. 1.36	Ps. 1.87	Ps. 1.63

The accompanying notes are an integral part of these consolidated income statements.

>> consolidated statements of changes in financial position

For the years ended December 31, 2003, 2002 and 2001

Amounts expressed in thousands of U.S. Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

	2003		2002	2001
RESOURCES GENERATED BY (USED IN):				
Operating Activities:				
Net income for the year	$ 207,570	Ps. 2,332,053	Ps. 2,660,801	Ps. 2,325,939
Depreciation	86,115	967,490	572,211	638,261
Breakage of bottles and cases	24,359	273,670	200,801	208,212
Goodwill amortization and impairment	–	–	497,829	108,253
Amortization and other	67,214	755,154	310,352	152,818
	385,258	4,328,367	4,241,994	3,433,483
Working Capital:				
Accounts receivable	18,497	207,809	197,145	(188,522)
Inventories	(33,164)	(372,600)	(226,701)	(152,897)
Prepaid expenses and recoverable taxes	(52,460)	(589,387)	(590,382)	16,353
Suppliers	(11,710)	(131,562)	59,449	279,758
Accounts payable and other	(84,825)	(953,004)	214,441	(39,490)
Accrued taxes	(9,591)	(107,754)	113,481	162,945
Interest payable	14,654	164,643	5,106	(6,640)
Pension plan and seniority premiums	(2,716)	(30,513)	(9,552)	15,081
Net resources generated by operating activities	223,943	2,515,999	4,004,981	3,520,071
Investing Activities:				
Panamerican Beverages, Inc. acquisition	(2,638,932)	(29,648,404)	–	–
Property, plant and equipment	(138,403)	(1,554,957)	(919,585)	(770,242)
Retirements of property, plant and equipment	–	–	–	134,591
Investments in shares and other assets	(31,637)	(355,448)	(490,121)	(229,650)
Net resources used in investing activities	(2,808,972)	(31,558,809)	(1,409,706)	(865,301)
Financing Activities:				
Amortization in real terms of financing	80,693	906,587	245,402	(281,186)
Translation adjustment in foreign subsidiaries	(34,580)	(388,501)	(515,251)	641,181
Proceeds from issuance of long-term debt	1,388,417	15,598,869	(21,638)	(19,329)
Dividends paid	–	–	(608,260)	(331,447)
Other liabilities	(48,057)	(539,903)	19,194	133,888
Increase in capital stock	874,014	9,819,542	–	–
Net resources obtained from (used in) financing activities	2,260,487	25,396,594	(880,553)	143,107
Decrease in cash and cash equivalents	(324,542)	(3,646,216)	1,714,722	2,797,877
Cash and cash equivalents at beginning of the year	572,271	6,429,449	4,714,727	1,916,850
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$ 247,729	Ps. 2,783,233	Ps. 6,429,449	Ps. 4,714,727

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

>> consolidated statements of changes in stockholders' equity

For the years ended December 31, 2003, 2002 and 2001
Amounts expressed in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

Description		Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years
Consolidated Balances at December 31, 2000	Ps.	2,463,868	Ps.	1,733,482	Ps.	4,002,649
Transfer of income of prior year						1,400,936
Dividends declared and paid						(331,447)
Comprehensive income						
Consolidated Balances at December 31, 2001	Ps.	2,463,868	Ps.	1,733,482	Ps.	5,072,138
Transfer of income of prior year						2,325,939
Dividends declared and paid						(608,260)
Comprehensive income						
Consolidated Balances at December 31, 2002	Ps.	2,463,868	Ps.	1,733,482	Ps.	6,789,817
Minority interest at Panamerican Beverages, Inc. acquisition						
Increase in capital stock		191,585		9,627,957		
Transfer of income of prior year						2,660,801
Comprehensive income						
Consolidated Balances at December 31, 2003	Ps.	2,655,453	Ps.	11,361,439	Ps.	9,450,618

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Net Income for the Year	Cumulative Translation Adjustment	*Cumulative* Result of Holding Nonmonetary Assets	Total Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Ps. 1,400,936	Ps. (1,165,600)	Ps. (2,224,946)	Ps. 6,210,389	Ps.	Ps. 6,210,389
(1,400,936)					
			(331,447)		(331,447)
2,325,939	641,181	(682,866)	2,284,254		2,284,254
Ps. 2,325,939	Ps. (524,419)	Ps. (2,907,812)	Ps. 8,163,196	Ps.	Ps. 8,163,196
(2,325,939)					
			(608,260)		(608,260)
2,660,801	(515,251)	(32,345)	2,113,205		2,113,205
Ps. 2,660,801	Ps. (1,039,670)	Ps. (2,940,157)	Ps. 9,668,141	Ps.	Ps. 9,668,141
				143,248	143,248
			9,819,542		9,819,542
(2,660,801)					
2,311,842	(388,501)	1,242,094	3,165,435	20,211	3,185,646
Ps. 2,311,842	Ps. (1,428,171)	Ps. (1,698,063)	Ps. 22,653,118	Ps. 163,459	Ps. 22,816,577

>> notes to the consolidated financial statements

At December 31, 2003, 2002 and 2001

Amounts expressed in thousands of U.S. Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

NOTE 1 > Activities of the Company

Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") is a Mexican corporation whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is an association between Fomento Econ6mico Mexicano, S.A. de C.V. ("FEMSA"), which indirectly owns 45.7% of the capital stock (53.6% of the voting shares), and The Coca-Cola Company, which indirectly owns 39.6% of the capital stock. The remaining 14.7% of the shares are quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries ("the Company"), as an economic unit, are engaged in the production, distribution and marketing of certain *Coca-Cola* trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

On November 5, 2001, the Company entered into a franchise agreement with FEMSA for the production, distribution and sale of the Mundet brand beverages throughout the territories where the Company operates.

NOTE 2 > Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. ("Panamco") for Ps. 29,518,105 excluding transaction expenses. As part of the acquisition, the Company assumed Ps. 9,084,963 of net debt and incurred transaction costs of Ps. 388,436, which consisted of financial, advisory and legal fees, that were capitalized as adjustments to the purchase price.

The results of Panamco's operations have been included in the consolidated financial statements since the date of acquisition, as a result of which the 2003 results of operations and balance sheet are not comparable with those of the prior year. The 2003 statement of changes in financial position has been reclassified to present the effects of the acquisition and incorporation of Panamco as a single line item.

At the acquisition date, Panamco produced and distributed *Coca-Cola* trademark beverages, in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil. The results of Panamco's operations have been included in the consolidated financial statements since the date of acquisition.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,778,674, an exchange of The Coca-Cola Company's equity interests in Panamco valued at Ps. 7,040,868, for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,820,351 and new indebtedness in Mexican pesos and U.S. dollars in the amount of Ps. 17,266,648.

The exchange of equity interests of The Coca-Cola Company as well as the capital increase from FEMSA generated additional paid-in capital in majority stockholders' equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The acquisition of Panamco's operations has great strategic importance for Coca-Cola FEMSA, because it positions the Company as:

> A strong multinational bottler, assuring its growth in a consolidating environment.

> The largest *Coca-Cola* bottler in Mexico and Latin America, with great potential for creating synergies.

The fair values of the assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	Ps. 679,861
Other current assets	2,677,093
Property, plant and equipment	9,658,441
Other assets	2,291,636
Rights to produce and distribute *Coca-Cola* trademark products	33,419,830
Total assets acquired	48,726,861
Short-term debt	3,330,551
Current liabilities	4,787,435
Long-term debt	6,434,273
Other long-term liabilities	3,147,088
Total liabilities assumed	17,699,347
Net assets acquired	Ps.31,027,514

NOTE 3 > Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP") as further explained in Note 25. A reconciliation from Mexican GAAP to US GAAP is included in Note 26.

The consolidated financial statements are stated in thousands of Mexican pesos ("Ps."). The translations of Mexican pesos into U.S. dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2003 of 11.235 Mexican pesos to one U.S. dollar.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All inter-company balances and transactions have been eliminated in such consolidation.

NOTE 4 > Foreign Subsidiary Incorporation

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the Company's consolidated financial statements, they are adjusted to Mexican GAAP and are restated to the purchasing power of the local currency at the end of the year by applying the inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity.

When the Company designates foreign subsidiary net investment as an economic hedge of its own financing acquisition, the accounting treatment for the integral result of financing is as follows:

> The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment, to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing.

> The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in the foreign subsidiary covers the debt. The unhedged portion of such debt is calculated using inflation factors of the country of the company that contracts the financing. The total effect is recorded in the integral result of financing.

When the Company has not designated an economic hedge, the foreign exchange gain or loss and gain or loss on monetary position are recorded in the integral result of financing.

The monetary position result and exchange gain or loss on intercompany foreign currency denominated balances that are considered to be of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are reflected in cumulative translation adjustment in the stockholders' equity.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA de Buenos Aires") based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of goodwill of Ps. 457,194, which was recorded in results of 2002. As a result, the net investment in Coca-Cola FEMSA de Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in U.S. dollars incurred to acquire Coca-Cola FEMSA de Buenos Aires.

In January 2003, the Venezuelan government suspended the exchange of bolivars for U.S. dollars, and in February 2003, implemented an exchange control regime, under which it created a foreign exchange control agency (CADIVI) that approves all foreign currency transactions and instructs the Central Bank of Venezuela (BCV) to release foreign currency to approved companies. Under the exchange control regime, approved U.S. dollars are released by the BCV at the official exchange rate of 1,600 bolivars per U.S. dollar. For most of 2003, releases had been minimal in relation to amounts requested. In view of the uncertainties regarding the availability of U.S. dollars at the official rate, the Company has used the last available market-closing rate of 1,853 to translate the financial statements of its Venezuelan subsidiary into Mexican pesos. In February 6, 2004, a devaluation of the bolivar to 1,920 bolivars per U.S. dollar was announced in the Gaceta Oficial.

The Company has not designated any investment in foreign subsidiary as an economic hedge of the liabilities incurred to acquire Panamco's territories.

NOTE 5 > Significant Accounting Policies

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

> Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

> Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated through the use of inflation factors.

> Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon inflation factors.

> Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using inflation factors for Mexican subsidiaries and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

Financial information for the Mexican subsidiaries for prior years was restated using Mexican inflation factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the current year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the same currency as of the end of the latest year presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection, and inter and intra-plant transfer costs.

d) Prepaid Expenses:
These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement in the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

e) Property, Plant and Equipment:
These assets are initially recorded at their cost of acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases (see Note 5 f), are restated by applying inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company together with independent appraisers determines depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the main assets are as follows:

Buildings and construction	40 years
Machinery and equipment	13 years
Distribution equipment	10 years
Other equipment	9 years

f) Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated average useful life of approximately five years for returnable glass bottles, five years for returnable cases and one year for returnable plastic bottles. For the years ended December 31, 2003, 2002 and 2001, breakage expense amounted to Ps. 273,670 Ps. 200,801 and Ps. 208,212, respectively. Bottles and cases that have been placed in the hands of customers and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received are expensed when placed in the hands of customers.

g) Investments in Shares:
Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence and which do not have an observable market value are recorded at acquisition cost and restated based upon inflation factors of the country of origin. Investments in affiliated companies in which the Company does not have significant influence and which do have an observable market value are adjusted to market value, with such adjustments reflected in earnings.

h) Other Assets:
These assets represent payments whose benefits will be received in future years, and consist of:

> Refrigeration equipment, which is initially recorded at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the county of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately five years in 2003 and three years in 2002 and 2001. The effect of the change in useful life amounted to Ps. 92,000 of additional income in 2003.

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the terms of such agreement, based on the volume sold by the customers. The term of these agreements is between three and four years.

  Prior to 2002, the amortization was included in operating expenses. Beginning in 2002, the Company adopted as a suppletory standard the provisions of Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" of the Financial Accounting Standards Board ("FASB"), which requires presenting the amortization of these capitalized amounts as a reduction of net sales.

- Enterprise resource planning (ERP) system implementation costs incurred during the development stage, which are capitalized in accordance with Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("C-8") and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization, such as research expenses, are expensed as incurred.

- Leasehold improvements, which are restated by applying inflation factors and amortized using the straight-line method, over the terms of lease contracts.

i) Intangible Assets and Goodwill:
These assets represent payments whose benefits will be received in future years. Beginning in 2003 the Company applies C-8, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of C-8, the Company considers such excess to relate the rights to produce and distribute *Coca-Cola* trademark products. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test. These represent the right to manufacture, package, distribute, and sell *Coca-Cola* trademark beverages in the territories acquired. Those agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain *Coca-Cola* trademark beverages. The most significant bottler agreements have terms of 10 years. The bottler agreements are automatically renewable for 10-year terms, subject to non-renewal by either party. The agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying the inflation rate of the country of origin and the year-end exchange rate.

Goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

j) Impairment of Goodwill and Long-Lived Assets:
The Company reviews the carrying value of its goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether impairment exists, management compares estimated future discounted cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.

k) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 1,498,436, Ps. 755,039 and Ps. 747,540 during the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of *Coca-Cola* products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investment is recorded in "Other assets," net of the participation of The Coca-Cola Company.

l) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plan and seniority premiums based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The increase in labor liabilities of the year is charged to expense in the income statement.

Unamortized prior service costs are recorded as expenses in the income statement over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years since 1996.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses. During the years ended December 31, 2003, 2002 and 2001, these payments amounted to Ps. 30,636, Ps. 76,577 and Ps. 27,026, respectively.

m) Contingencies and Commitments:
Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a material impact on the Company's financial position and results of operations.

n) Revenue Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts.

o) Operating Expenses:
Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional services fees, depreciation of offices facilities and amortization of capitalized software costs.

Selling expenses include:

> Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2003, 2002 and 2001, these distribution costs amounted to Ps. 2,803,654, Ps. 2,099,028 and Ps. 2,236,401, respectively.

> Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.

> Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

p) Income Tax, Tax on Assets and Employee Profit Sharing:
Income taxes and employee profit sharing are charged to results of the year in which they are incurred, including the deferred income tax that arises from the temporary differences between the accounting and tax bases of assets and liabilities, including the tax loss carryforward benefit. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to generate a benefit or liability within a defined period.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders' participation. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company and not on a consolidated basis.

q) Integral Result of Financing:
The integral result of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in local currency using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that is considered to be an economic hedge (see Note 4).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that is considered to be an economic hedge (see Note 4).

The gain (loss) on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate.

r) Financial Instruments:
The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Beginning in January 2001, Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 30,124.

s) Cumulative Result of Holding Non-monetary Assets:
This represents the sum of the differences between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

t) Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

NOTE 6 > Accounts Receivable

	2003	2002
Trade	Ps. 1,440,896	Ps. 592,903
Allowance for doubtful accounts	(102,986)	(11,889)
Notes	85,002	12,770
The Coca-Cola Company	255,114	120,188
Alpla, S.A. de C.V.	–	43,450
Arteva, S.A. de C.V.	–	2,338
Travel advances to employees	10,788	12,214
Insurance claims	6,501	3,352
Government bonds	23,172	–
Receivables from sales of fixed assets	37,031	–
Loans to employees	22,128	193
Guarantee deposits	7,922	5,034
Other	27,951	27,683
	Ps. 1,813,519	Ps. 808,236

The changes in the allowance for doubtful accounts are as follows:

	2003	2002
Balance at the beginning of the year	Ps. 11,889	Ps. 8,888
Provision for the year	45,154	18,891
Write-offs	(14,929)	(15,439)
Panamco allowance at date of acquisition	61,736	–
Restatement of the balance at the beginning of the year	(864)	(451)
Balance at the end of the year	Ps. 102,986	Ps. 11,889

NOTE 7 > Inventories

	2003	2002
Finished products	Ps. 565,500	Ps. 220,988
Raw materials	1,210,939	264,031
Spare parts	323,690	86,171
Advances to suppliers	145,104	227,011
Work in process	16,487	1,661
Advertising and promotional materials	24,317	4,807
Allowance for obsolescence	(99,362)	(6,034)
	Ps. 2,186,675	Ps. 798,635

NOTE 8 > Prepaid Expenses

		2003		2002
Advertising and promotional expenses	Ps.	164,011	Ps.	52,810
Bonus		15,200		–
Insurance		8,537		2,150
Other		14,267		21,559
	Ps.	202,015	Ps.	76,519

The advertising and promotional expenses recorded in the income statement for the year ended December 31, 2003, 2002 and 2001 are as follows:

		2003		2002		2001
Advertising	Ps.	784,761	Ps.	512,012	Ps.	524,422
Promotional expenses		77,301		126,330		108,914

NOTE 9 > Investments in Shares

Company	Ownership as of December 31, 2003		2003		2002
Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA")	33.68%	Ps.	123,771	Ps.	70,335
Complejo Industrial Can S.A. ("CICAN")	48.10%		51,400		59,570
Beta San Miguel, S.A. de C.V.	2.54%		30,348		–
Tapón Corona de Colombia, S.A.	40.00%		19,665		–
Molson, Inc.	0.74%		235,987		–
Other investments	Various		9,184		1,956
		Ps.	470,355	Ps.	131,861

The investment in Molson, Inc. ("Molson") shares resulted from the Brazilian subsidiary's sale of its investment interest of 12.1% in Cervejarias Kaiser, S.A. ("Kaiser"), a Brazilian brewery, to Molson in 2002.

The Molson stock is subject to a two-year contractual restriction on sale that expires on March 19, 2004, pursuant to the agreement with Molson entered into at the time of the acquisition of Kaiser by Molson. The two-year restriction can only be shortened in the case of a change in control of Molson, transfer of substantially all of the assets of Molson, or any material inaccuracy in Molson's representations and warranties contained in the Kaiser purchase agreement. As of December 31, 2003, no events have occurred which have decreased the original restriction period.

The investment in Molson shares is recorded at its market value of Ps. 309,786 and is presented net of the fair value of the related equity forward contract of Ps. 73,799.

NOTE 10 > Property, Plant and Equipment

	2003		2002
Land	Ps. 2,484,283	Ps.	819,901
Buildings, machinery and equipment	24,059,383		9,373,780
Accumulated depreciation	(10,385,578)		(3,441,413)
Construction in progress	671,374		381,477
Bottles and cases	947,315		302,793
	Ps. 17,776,777	Ps.	7,436,538

NOTE 11 > Other Assets

	2003	2002
Refrigeration equipment	Ps. 856,848	Ps. 414,428
Long-term notes	22,348	–
Leasehold improvements	32,574	28,844
Additional labor liability (see Note 15)	23,342	13,123
Yankee bond	47,099	24,161
Advertising	140,685	75,170
Commissions	127,399	271,883
Other	127,533	57,530
	Ps. 1,377,828	Ps. 885,139

NOTE 12 > Intangible Assets

Unamortized Intangible Assets	2003	2002
Rights to produce and distribute *Coca-Cola* trademark products:		
Panamco territories (see Note 2)	Ps.33,419,830	Ps. –
Coca-Cola FEMSA de Buenos Aires	189,962	158,099
Tapachula, Chiapas territory	111,287	110,647
	Ps.33,721,079	Ps. 268,746

NOTE 13 > Balances and Transactions with Related Parties and Associated Companies

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

a) FEMSA and Subsidiaries:

Balance Sheet	2003	2002
Assets (accounts receivable)	Ps. 64,490	Ps. 19,413
Liabilities (suppliers and other liabilities)	268,131	208,128

Transactions	2003	2002	2001
Income:			
Sales and other revenues	Ps. 173,484	Ps. 145,493	Ps. 123,127
Expenses:			
Purchases of inventories	1,083,679	858,804	572,740
Operating expenses	1,009,887	686,452	652,706

b) The Coca-Cola Company:

Balance Sheet	2003	2002
Assets (accounts receivable)	Ps. 255,114	Ps. 120,188
Liabilities (suppliers and other liabilities)	716,625	330,512

Transactions	2003	2002	2001
Expenses:			
Purchases of concentrate	Ps. 5,613,563	Ps. 2,725,193	Ps. 2,805,980
Interest expense	8,063	15,201	24,172

c) Other associated and affiliated companies:

For the years ended December 31, 2003, 2002 and 2001, the Company's subsidiaries received services from other companies in which stockholder's of the Company have and equity interest.

Balance Sheet		2003		2002
Assets (accounts receivable)	Ps.	101	Ps.	–
Liabilities (suppliers)		46,748		29,910

Transactions:		2003		2002		2001
Interest income	Ps.	34,346	Ps.	68,049	Ps.	71,517

Purchase of Products from:		2003		2002		2001
IEQSA	Ps.	253,260	Ps.	178,635	Ps.	447,032
CICAN		28,215		80,709		156,576
Tapón Corona de Colombia, S.A.		43,844		–		–
Distribuidora Plástica, S.A.		2,610		–		–
Metalforma, S.A.		2,362		–		–
Vidrios Panameños, S.A.		6,660		–		–
Beta San Miguel, S.A. de C.V.		221,179		–		–

NOTE 14 > Balances and Transactions in Foreign Currency

Assets, liabilities and transactions denominated in a foreign currency, other than the functional currency of the reporting unit, translated into U.S. dollars, are as follows:

Balances		Applicable Exchange Rate(1)		Short-Term		Long-Term		Total
December 31, 2003:	Assets	11.2350	$	79,553	$	–	$	79,553
	Liabilities			283,227		1,054,917		1,338,144
December 31, 2002:	Assets	10.4590	$	320,660	$	–	$	320,660
	Liabilities			7,763		303,070		310,833

(1) Mexican pesos per one U.S. dollar.

Transactions		2003		2002		2001
Interest income	$	5,182	$	2,931	$	2,333
Interest expenses and commissions		184,059		28,043		28,809
	$	(178,877)	$	(25,112)	$	(26,476)

As of February 9, 2004, the issue date of these consolidated financial statements, the exchange rate was Ps. 11.120 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2003.

NOTE 15 > Labor Liabilities

The actuarial calculations for the pension and retirement plan and seniority premiums and the cost for the year 2003 were determined using the following long-term assumptions:

	Annual Discount Rate	Salary Increase	Return on Assets
Mexico	6.0%	1.5%	5.5%
Brazil	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	–[1]
Costa Rica	4.5%	1.5%	4.5%
Nicaragua	4.5%	1.5%	–[1]
Guatemala	4.5%	1.5%	–[1]
Measurement date	November 30, 2003		

(1) Not applicable, as the benefits are not funded

The bases for the determination of the alleged long-term return rate that is been used is supported through an historical analysis of average returns in real terms of the last 30 years of the "Certificados de Tesorería del Gobierno Federal" ("CETES") (Federal Government Treasury Certificates) and the expectations of long-term returns of the actual investments of the Company.

Panama, Venezuela and Argentina operations do not have any pension and retirement plans.

The balances of the liabilities and the trust assets, as well as the expenses for the year are as follows:

Pension and Retirement Plans:	2003	2002
Vested benefit obligation	Ps. 226,419	Ps. 60,854
Non-vested benefit obligation	397,258	93,592
Accumulated benefit obligation	623,677	154,446
Excess of projected benefit obligation over accumulated benefit obligation	78,583	27,239
Projected benefit obligation	702,260	181,685
Pension plan funds at fair value	(206,408)	(36,732)
Unfunded projected benefit obligation	495,852	144,953
Unrecognized net transition obligation services	(14,644)	(14,825)
Unrecognized actuarial net gain	38,511	41,155
	519,719	171,283
Additional labor liability	7,547	–
Total	Ps. 527,266	Ps. 171,283

Seniority Premiums:	2003	2002
Vested benefit obligation	Ps. 10,462	Ps. 5,338
Non-vested benefit obligation	29,904	16,530
Accumulated benefit obligation	40,366	21,868
Excess of projected benefit obligation over accumulated benefit obligation	5,524	2,013
Projected benefit obligation	45,890	23,881
Unrecognized net transition obligation services	(2,145)	(2,291)
Unrecognized net loss	(6,679)	(12,679)
	37,066	8,911
Additional labor liability	15,795	13,123
Total	Ps. 52,861	Ps. 22,034
Total Labor Liabilities	Ps. 580,127	Ps. 193,317

Expense for the Year:		2003		2002		2001
Pension and retirement plan	Ps.	34,803	Ps.	12,380	Ps.	11,575
Seniority premiums		8,761		5,425		5,195
	Ps.	43,564	Ps.	17,805	Ps.	16,770

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

At December 31, 2003 and 2002, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets (see Note 11).

The trust assets consist of fixed income and variable funds, valued at market.

The pension plan trust assets are invested as of December 31, 2003 and 2002 in the following financial instruments:

	2003	2002
Fixed Rate:		
Traded securities	34%	16%
Bank instruments	11%	34%
Federal government instruments	30%	30%
Variable Rate:		
Publicly-traded shares	25%	20%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the objective portfolio is consistent with the Mexican company share composition of the portfolios of the five best-known international companies that manage long-term funds.

The contributions to the pension plan by certain subsidiaries amounted to Ps. 100 (nominal value) at December 31, 2003. The Company estimates that it will not have to contribute to the pension plan funds during 2004.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 14,276, Ps. 5,496 and Ps. 5,495 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 16 > Bonus Program

The bonus program for executive officers is based upon the accomplishment of certain critical factors, established annually by management. The bonus is paid in cash the following year based on the accomplishment of such goals.

In 1999 and the following five years, the Company instituted a new compensation plan for certain key executives, which consisted of granting them an annual bonus in FEMSA and Coca-Cola FEMSA stock or options, based on each executive's responsibilities within the organization and the executives' performance. The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus, beginning one year after they are granted. The five-year program ended in 2003, the last year shares were assigned.

NOTE 17 > Bank Loans

Current bank loans and notes payable outstanding at December 31, 2003 and 2002, principally consist of revolving loans denominated in Mexican pesos and U.S. dollars. The weighted average annual interest rate in 2003 for debt denominated in Mexican pesos and U.S. dollars was 6.25% and 6.24%, respectively, and in 2002 the weighted average annual rate was 8.74% for revolving loans denominated in U.S. dollars.

Long-term bank loans and notes payable of the Company, as well as their maturity dates, are as follows:

	Interest Rate(1)	2003	2002
Fixed interest rate:			
U.S. dollars:			
Yankee Bond	7.92 %	Ps. 5,679,787	Ps. 2,174,980
Private Placement	9.40 %	1,123,500	1,087,490
Mexican pesos:			
Notes	10.23 %	1,500,000	–
Units of Investment (UDIS)	8.65%	1,417,754	–
Variable interest rate:			
U.S. dollars:			
Bank Loans	2.40 %	5,676,089	–
Leasing	9.44 %	32,078	38,376
Mexican pesos:			
Bank Loans	6.83 %	2,741,250	4,786
Notes	6.09 %	8,500,000	–
Colombian pesos:			
Notes	10.34 %	586,376	–
Long-Term Debt		27,256,834	3,305,632
Current maturities of long-term debt		(1,245,834)	(9,664)
		Ps.26,011,000	Ps. 3,295,968

(1) Weighted average rate in 2003

Maturities	2004	2005	2006	2007	2008	2009 and there after	Total
Fixed interest rate:							
U.S. dollars:							
Yankee Bond	Ps. –	Ps. –	Ps. 2,247,000	Ps. –	Ps. –	Ps. 3,432,787	Ps. 5,679,787
Private Placement	1,123,500	–	–	–	–	–	1,123,500
Mexican pesos:							
Notes	–	–	–	–	–	1,500,000	1,500,000
Units of Investment (UDIS)	–	–	1,417,754	–	–	–	1,417,754
Variable interest rate:							
U.S. dollars:							
Bank Loans	114,764	390,416	3,999,660	780,833	390,416	–	5,676,089
Leasing	7,570	7,570	7,569	7,477	1,892	–	32,078
Mexican pesos:							
Bank Loans	–	456,875	913,750	913,750	456,875	–	2,741,250
Notes	–	2,750,000	–	2,000,000	3,750,000	–	8,500,000
Colombian pesos:							
Notes	–	265,891	181,979	138,506	–	–	586,376
Long-Term Debt	1,245,834	3,870,752	8,767,712	3,840,566	4,599,183	4,932,787	27,256,834
Current maturities of long-term debt	(1,245,834)	–	–	–	–	–	(1,245,834)
	Ps. –	Ps. 3,870,752	Ps. 8,767,712	Ps. 3,840,566	Ps. 4,599,183	Ps. 4,932,787	Ps. 26,011,000

The Company and some of its subsidiaries have financing from different institutions, with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization, as well as minimum consolidated net worth and debt and interests coverage ratios. As of December 31, 2003, the Company was in compliance with all restrictions and covenants established in their financing agreements.

NOTE 18 > Fair Value of Financial Instruments

a) Long-term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term debt is based on quoted market prices.

	2003	2002
Carrying value	Ps. 27,256,834	Ps. 3,305,632
Fair value	27,969,126	3,743,311

b) Equity Forward Contract:
As mentioned in Note 9, during 2002 a subsidiary of the Company entered into an equity forward purchase contract, expiring in March 2004, on 92% of the Molson shares received from the sale of Kaiser, with a notional amount of approximately Ps. 203,350. The fair value of the equity forward purchase contract of Ps. 73,799 is the loss resulting from the difference between the strike price of the forward contract and the market value of the shares.

c) Interest Rate Swaps:
The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect for the year ended December 31, 2003 is recorded in the financing expenses and amounted to Ps. 31,480.

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

At December 31, 2003, the Company has the following outstanding agreements:

Maturity Date		Notional Amount		Fair Value
May 2006	Ps.	3,218,827	Ps.	(29,026)
April 2008		1,250,000		(14,931)
May 2008		2,342,498		(32,489)
July 2008		2,500,000		(23,774)

d) Forward Agreements to Purchase-Sell U.S. Dollars:
At December 31, 2003 and 2002, the Company does not have any forward agreements to hedge its operations denominated in U.S. dollars.

During 2003 various contracts to guarantee the purchase of U.S. dollars in connection with the acquisition of Panamco were terminated, which resulted in an exchange loss of approximately Ps. 293,827.

e) Commodity Price Contracts:
During 2002 and 2003 the Company entered into various derivative contracts maturing in 2003 and 2004 to hedge the cost of aluminum. The result of the commodity price contracts was a gain of Ps. 3,019 as of December 31, 2003, which is recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

The outstanding contracts and their terms are as follows:

Maturity Date	Contract Type	Notional Amount	Fair Value
2004	Swaptions	37,120	(19)
	Swaps	21,687	2,783

NOTE 19 > Minority Interest in Consolidated Subsidiaries

		2003		2002
Mexico	Ps.	147,335	Ps.	–
Colombia		13,338		–
Central America		2,786		–
	Ps.	163,459	Ps.	–

NOTE 20 > Stockholders' Equity

As of December 31, 2003, the capital stock of the Company was comprised of 1,846,374 thousands common shares without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 820,503 (nominal value) and variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

> Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.

> Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the total subscribed capital stock.

> Series "D" shares have open subscription and cannot exceed 49% of the ordinary shares.

> Series "L" shares have limited voting and other corporate rights.

In addition, 270,750 thousand series "B" shares and 204,000 thousand series "L" shares have been authorized and issued but not subscribed.

As of December 31, 2003, Coca-Cola FEMSA's capital stock is comprised as follows:

Series	Thousands of shares
A	844,078
D	731,546
L	270,750
Total	1,846,374

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Cost	Restatement	Restated Value
Capital stock	Ps. 820,503	Ps. 1,834,950	Ps. 2,655,453
Additional paid-in capital	9,703,375	1,658,064	11,361,439
Retained earnings from prior years	6,709,610	2,741,008	9,450,618
Net income for the year	2,242,280	69,562	2,311,842

At a stockholders' meeting held on December 20, 2002, the stockholders approved that the agreements reached in such meeting be deemed legal on the dates required to complete the Panamco acquisition, the most significant of which were an increase in capital stock and additional paid-in capital of Ps. 9,819,542 to be contributed by FEMSA and The Coca-Cola Company.

At an ordinary stockholders' meeting held on March 11, 2002, the stockholders approved:

> Dividends in the amount of 0.3937 Mexican pesos per share (nominal value) were declared and subsequently paid in May 2002.

> A maximum of Ps. 400,000 for a stock repurchase program.

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except as stock dividends. As of December 31, 2003, the legal reserve for Coca-Cola FEMSA amounted to Ps. 126,650 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Consolidada" ("CUFIN"). From 1999 to 2001, the deferral of a portion (3% in 1999 and 5% in 2000 and 2001) of the income tax was allowed, until the distribution of such earnings as dividends. For this purpose a "Cuenta de Utilidad Fiscal Neta Consolidada Reinvertida" ("CUFINRE") was created, which like CUFIN represents previously taxed earnings. Beginning in 2002, the right to defer payment of this income tax was eliminated.

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments.

As of December 31, 2003, the balances of CUFIN and CUFINRE amounted to Ps. 2,389,700 and Ps. 2,525,847.

NOTE 21 > Net Majority Income per Share

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year.

NOTE 22 > Tax System

a) Income Tax:
Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. In the case of Mexico, it also differs because purchases are deductible instead of cost of sales. The tax loss of any year may be carried forward and could be applied against taxable income as indicated below.

The income tax rates applicable in the countries where the Company operates and the period in which tax loss carry-forwards may be applied are as follows:

	Mexico	Argentina	Brazil	Colombia	Costa Rica	Guatemala	Nicaragua	Panama	Venezuela
Statutory tax rate	34.0%	35.0%	34.0%	38.5%	30.0%	31.0%	30.0%	30.0%	34.0%
Tax loss carryforward expiration	10	5	(a)	(b)	3	(c)	3	5	3

(a) In Brazil tax loss carryforwards do not expire and may be carried forward indefinitely. Utilization of tax carryforwards in any year, however, is limited to 30% of the taxable income generated in such year.

(b) Colombian tax losses generated before December 31, 2002 may be carried forward for a period of five years, and tax losses generated after January 1, 2003 may be carried forward for a period of eight years, but limited to 25% of the taxable income of each year.

(c) In Guatemala tax loss carryforwards may only be applied by companies of recent creation (not applicable to the Company).

The Mexican statutory income tax rate from 2000 through 2002 was 35%. Beginning 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%. Therefore the statutory tax rate for Mexico during 2003 is 34%.

b) Tax on Assets:
The operations in Mexico, Guatemala, Nicaragua, Venezuela, Colombia and Argentina are subject to a tax on assets.

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following ten years.

In Guatemala there is an alternative minimum tax ("IEMA") equivalent to the lower of 2.25% of the prior year's revenues or 3.5% of total assets as of the beginning of the year, which is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment of IEMA is required, this amount may be credited against the excess of income taxes over the IEMA of the following year. Such alternative minimum tax was declared unconstitutional in February 2, 2004.

In Nicaragua the tax on assets results from applying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax on assets payment is required, this tax is definitive and amount may not be credited against the excess of income taxes in future years.

In Venezuela the tax on assets results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets in the following three years.

In Colombia the tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year to determine the basis for the alternative minimum tax, equivalent to 38.5% of such basis. This tax is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets payment is required subsequent to 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following five years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income ("TMPI") that results from applying a rate of 1% to certain productive assets, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following ten years.

c) Employee Profit Sharing:
Employee profit sharing is applicable to Mexico and Venezuela. In Mexico employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded. In Venezuela employee profit sharing is equivalent to 15% of after tax earnings.

d) Deferred Income Taxes and Employee Profit Sharing:
The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2003		2002
Inventories	Ps.	352,362	Ps.	122,170
Property, plant and equipment[1]		1,414,435		680,668
Investments in shares		176,640		23,927
Other assets		106,656		152,322
Pension plan and seniority premiums		(106,747)		(65,821)
Tax loss carryforwards		(381,804)		–
Reserves		(1,185,092)		(65,292)
	Ps.	376,450	Ps.	847,974

(1) Including bottles and cases.

The changes in the balance of the deferred income taxes for the year are as follows:

	2003	2002
Balance at beginning of the year	Ps. 847,974	Ps. 651,885
Balance acquisition of Panamco	(934,274)	–
Provision for the year	492,082	121,950
Change in the statutory income tax rate	(37,666)	(42,966)
Result of holding non-monetary assets	8,334	117,105
Balance at end of the year	Ps. 376,450	Ps. 847,974

At December 31, 2003, there are no significant non-recurring temporary differences between the accounting income for the year and the bases for employee profit sharing, therefore the Company did not record a provision for deferred Mexican employee profit sharing.

e) Income Taxes, Tax on Assets and Employee Profit Sharing Provisions:

	2003	2002	2001
Current income taxes	Ps. 982,052	Ps. 1,696,601	Ps. 1,325,688
Deferred income taxes	454,416	78,984	66,024
Employee profit sharing	221,761	136,528	135,031
	Ps. 1,658,229	Ps. 1,912,113	Ps. 1,526,743

A reconciliation of the Mexican statutory income tax rate to the consolidated effective tax rate is as follows:

	2003	2002	2001
Mexican statutory income tax rate	34.00%	35.00%	35.00%
Gain from monetary position	(6.26%)	(3.06%)	(0.75%)
Inflationary component	6.16%	0.58%	0.97%
Non-deductible expenses and other	3.18%	0.95%	(0.15%)
Income taxed at other than Mexican statutory rate	(1.08%)	1.92%	0.77%
Goodwill impairment	–	3.44%	–
Consolidated effective tax rate	36.00%	38.83%	35.84%

f) Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2003, only Mexico, Venezuela and Brazil subsidiaries have tax loss carryforwards and/or recoverable tax on assets.

The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2004	Ps. 621	Ps. 5,659
2005	433,963	35,272
2006	148	17,368
2007	1,156	–
2008	5,680	–
2009	10,670	–
2010 and thereafter	2,213,251	–
	Ps. 2,665,489	Ps. 58,299

Due to the uncertainty of the realization of certain tax loss carryforwards, as of December 31, 2003 a valuation allowance has been provided of Ps. 1,275,646 of the carryforward.

a) Contingencies:

During 2002, Coca-Cola FEMSA initiated an appeal related to the IEPS ("Special Tax on Products and Services") applicable to inventories produced with high fructose content. Additionally, during 2003, the Company included in its appeal the IEPS applicable to dietetic soft drinks and mineral waters. On November 21, 2003, the Company obtained a favorable resolution for its 2002 claim and during 2004 is expecting to receive from the authorities the IEPS paid during 2002, including accrued interest. An appeal related to the IEPS paid in 2003 has also been initiated, and management and legal counsel believe that it is highly probable that it will obtain a favorable resolution.

In 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission, the "Commission") initiated an investigation of the sales practices of *Coca-Cola* and its bottlers. In February 2002, through a final resolution, the Mexican Antitrust Commission held that *Coca-Cola* and its bottlers engaged in monopolistic practices with respect to exclusivity arrangements with certain retailers, and ordered *Coca-Cola* and its bottlers, to abstain from entering into any exclusivity arrangement with retailers. The Company, along with other *Coca-Cola* bottlers, appealed the resolution. In 2003, the Company were requested by the Commission to deliver some intellectual and proprietary information, and the bottlers refused to deliver the information and initiated another appeal, with most subsidiaries obtaining injunctions against the orders from the Commission. The Company and its legal counsel believe that it is probable to prevail and obtain a permanent injunction against the Commission.

During 2001, the Comisión para Promover la Competencia in Costa Rica (the "Costa Rican Antitrust Commission") initiated an investigation on the sales practices of *Coca-Cola* for alleged monopolistic practices in the retail distribution channel including the gain of share of sales through exclusivity arrangements. The Company does not believe that the resolution of this matter will have a material adverse effect on its financial condition or results of operations.

In 1999, the Company received notice of certain tax claims asserted by the Venezuelan taxing authorities. These claims currently total approximately $23,000. The Company has certain rights to indemnification from the original owner before Panamco and The Coca-Cola Company for a substantial portion of such claims. The Company does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial condition or results of operations.

Since 2001, the Venezuelan subsidiary was the subject of lawsuits filed by former distributors, claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with the Venezuelan subsidiary, for a total amount of approximately $31,000. The Company believes based on the decisions rendered by the Supreme Court in similar cases, as well as based on the analysis of each case, that these claims are without merit.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against the Company and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the Company engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500,000. The Company has filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction and believes this lawsuit is without merit. The Company has received proposals to settle the claim, but no agreements have been reached.

The Company also has various other loss contingencies, for which reserves have been recorded in those cases where the Company believes the results of an unfavorable resolution is probable. The details regarding these contingencies has not been disclosed, since the Company believes that to do so would adversely impact its legal position.

Other legal proceedings are pending against or involve the Company and its subsidiaries, which are incidental to the conduct of their businesses. The Company believes that the ultimate disposition of such other proceedings will not have a material adverse effect on its consolidated financial condition or results of operations.

b) Commitments:

As of December 31, 2003 the Company has operating lease commitments as follows:

2004	Ps. 173,317
2005	157,161
2006	156,360
2007	146,324
2008	144,154
2009 and thereafter	272,864
	Ps. 1,050,180

Rental expense for all operating leases charged against earnings amounted to approximately Ps. 146,976, Ps. 35,628 and Ps. 36,155 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 24 > Information by Segment

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is as follows:

Total Revenues	2003	2002	2001
Mexico	Ps. 23,935,153	Ps. 16,843,190	Ps. 15,783,808
Central America(1)	2,186,518	–	–
Venezuela	2,544,496	–	–
Colombia	2,319,133	–	–
Brazil	2,796,870	–	–
Argentina	2,076,898	1,824,323	1,987,756
Consolidation adjustments	(129,651)	–	–
	Ps. 35,729,417	Ps. 18,667,513	Ps. 17,771,564

Income from Operations	2003	2002	2001
Mexico	Ps. 5,633,582	Ps. 4,597,403	Ps. 3,980,989
Central America(1)	218,402	–	–
Venezuela	231,523	–	–
Colombia	261,126	–	–
Brazil	149,762	–	–
Argentina	215,593	29,407	75,560
Consolidation adjustments	372	–	–
	Ps. 6,710,360	Ps. 4,626,810	Ps. 4,056,549

Depreciation(2)	2003	2002	2001
Mexico	Ps. 725,537	Ps. 611,457	Ps. 712,372
Central America(1)	103,215	–	–
Venezuela	105,990	–	–
Colombia	138,755	–	–
Brazil	42,372	–	–
Argentina	125,291	161,555	134,101
	Ps. 1,241,160	Ps. 773,012	Ps. 846,473

(1) Includes Guatemala, Costa Rica, Panama and Nicaragua
(2) Includes breakage of bottles
(3) Excludes the non-cash charges relatives to current assets and liabilities
(4) Includes investments in property, plant and equipment and other assets

Amortization and Other Non-Cash Charges[3]	2003	2002	2001
Mexico	Ps. 471,094	Ps. 274,206	Ps. 151,890
Central America[1]	53,538	–	–
Venezuela	21,170	–	–
Colombia	110,452	–	–
Brazil	27,050	–	–
Argentina	71,850	36,146	928
	Ps. 755,154	Ps. 310,352	Ps. 152,818

Impairment of Long-Lived Assets	2003	2002	2001
Argentina	Ps. –	Ps. 457,194	Ps. –
	Ps. –	Ps. 457,194	Ps. –

Interest Expense	2003	2002	2001
Mexico	Ps. 1,496,690	Ps. 343,330	Ps. 340,432
Central America[1]	12,703	–	–
Venezuela	10,656	–	–
Colombia	45,230	–	–
Brazil	16,213	–	–
Argentina	32,197	5,049	3,003
Consolidation adjustments	(62,237)	–	–
	Ps. 1,551,452	Ps. 348,379	Ps. 343,435

Interest Income	2003	2002	2001
Mexico	Ps. 190,238	Ps. 257,066	Ps. 284,288
Central America[1]	8,273	–	–
Venezuela	2,734	–	–
Colombia	59,236	–	–
Brazil	34,311	–	–
Argentina	3,100	6,920	3,404
Consolidation adjustments	(70,853)	–	–
	Ps. 227,039	Ps. 263,986	Ps. 287,692

Income Tax and Tax on Assets	2003	2002	2001
Mexico	Ps. 1,048,781	Ps. 1,797,162	Ps. 1,351,120
Central America[1]	61,694	–	–
Venezuela	34,215	–	–
Colombia	176,033	–	–
Brazil	32,959	–	–
Argentina	68,818	(21,577)	40,592
Consolidation adjustments	13,968	–	–
	Ps. 1,436,468	Ps. 1,775,585	Ps. 1,391,712

(1) Includes Guatemala, Costa Rica, Panama and Nicaragua
(2) Includes breakage of bottles
(3) Excludes the non-cash charges relatives to current assets and liabilities
(4) Includes investments in property, plant and equipment and other assets

Capital Expenditures[4]	2003	2002	2001
Mexico	Ps. 1,681,505	Ps. 1,328,348	Ps. 832,041
Central America[1]	(87,441)	–	–
Venezuela	44,670	–	–
Colombia	982	–	–
Brazil	165,691	–	–
Argentina	104,998	81,358	33,260
	Ps. 1,910,405	Ps. 1,409,706	Ps. 865,301

Intangible Assets and Other Assets	2003	2002
Mexico	Ps.26,532,616	Ps. 925,505
Central America[1]	2,802,024	–
Venezuela	1,101,099	–
Colombia	3,157,766	–
Brazil	1,305,798	–
Argentina	199,604	228,380
	Ps.35,098,907	Ps. 1,153,885

Long-term Assets	2003	2002
Mexico	Ps.10,462,355	Ps. 6,507,368
Central America[1]	4,762,135	–
Venezuela	2,883,162	–
Colombia	4,866,215	–
Brazil	3,370,539	–
Argentina	1,226,375	1,061,031
Consolidation adjustments	(9,323,649)	–
	Ps.18,247,132	Ps. 7,568,399

Total Assets	2003	2002
Mexico	Ps.52,273,504	Ps.15,503,501
Central America[1]	5,656,703	–
Venezuela	3,668,518	–
Colombia	6,687,621	–
Brazil	4,519,906	–
Argentina	1,631,273	1,583,168
Consolidation adjustments	(13,017,772)	–
	Ps.61,419,753	Ps.17,086,669

Total Liabilities	2003	2002
Mexico	Ps.35,558,118	Ps. 6,947,867
Central America[1]	1,274,073	–
Venezuela	2,310,257	–
Colombia	1,515,509	–
Brazil	2,142,785	–
Argentina	585,259	470,661
Consolidation adjustments	(4,782,825)	–
	Ps.38,603,176	Ps. 7,418,528

(1) Includes Guatemala, Costa Rica, Panama and Nicaragua
(2) Includes breakage of bottles
(3) Excludes the non-cash charges relatives to current assets and liabilities
(4) Includes investments in property, plant and equipment and other assets

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to US GAAP is presented in Note 26. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de la Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP, since the application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:
As explained in Note 5 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors, and for foreign subsidiaries and affiliated companies for prior years were restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using inflation factors.

Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

b) Classification Differences:
Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

> As explained in Note 5 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.

> The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c) Deferred Promotional Expenses:
As explained in Note 5 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:
As mentioned in Note 5 i), under Mexican GAAP until January 1, 2003 all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003 revised Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("C-8"), went into effect and recognizes that certain intangible assets have indefinite lives and should not be amortized. Under US GAAP, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002, goodwill and indefinite-lived intangible assets are also no longer subject to amortization but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for US GAAP and in 2003 for Mexican GAAP.

A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude intangible amortization is as follows:

	2003	2002	2001
Reported net income:	Ps. 2,298,443	Ps. 2,624,372	Ps. 2,391,988
Add: intangible amortization	–	–	122,171
Adjusted net income	2,298,443	2,624,372	2,514,159
Reported net income per share:	1.35	1.84	1.68
Add: intangible amortization	–	–	0.08
Adjusted net income per share	Ps. 1.35	Ps. 1.84	Ps. 1.76

As a result of the adoption of this standard, the Company performed an impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests. As mentioned in Note 4, due to significant adverse changes in the Argentine economy during 2002, on July 1, 2002 the Company recognized an impairment of the intangible generated by the acquisition of Coca-Cola FEMSA de Buenos Aires.

e) Restatement of Imported Equipment:
As explained in Note 5 e), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the SEC regulations, which require that all machinery and equipment, both domestic and imported, be restated using inflation factors.

f) Capitalization of the Integral Result of Financing:
Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Financial Instruments:
In accordance with Mexican GAAP, as mentioned in Note 5 r), beginning in January 2001 Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), became effective.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in:

> The net income of the year; or

> Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments contracted before December 31, 2000, was recognized in the income statement as a change in accounting principle under US GAAP at January 1, 2001.

Under Mexican GAAP, the swap agreements for aluminum prices, as well as cash-settled options contracted by the Company (see Note 18), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Since the hedging relationship required by US GAAP has not been adequately documented, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in valuation method.

h) Deferred Income Taxes and Employee Profit Sharing:

The Company follows SFAS No. 109, "Accounting for Income Taxes," for US GAAP purposes, which differs from Mexican GAAP as follows:

> Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP are based on the classification of the related asset or liability.

> Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

> Under Mexican GAAP, the change in statutory income tax rate (see Note 22 a) approved early in 2002 prior to issuance of the financial statements was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.

> Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.

> The differences in prepaid expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 25 c), e), f), g), and i) generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 22 d).

Reconciliation of Deferred Income Taxes		2003		2002
Deferred income taxes under Mexican GAAP	Ps.	376,450	Ps.	847,974
US GAAP adjustments:				
Prepaid expenses		(36,701)		(3,637)
Restatement of imported machinery and equipment, net		(7,265)		111,648
Financial instruments		(33,073)		–
Pension and retirement plans		1,620		1,123
Total adjustments		(75,419)		109,134
Restatement of prior year financial statements		–		(29,250)
Deferred income taxes under US GAAP	Ps.	301,031	Ps.	927,858

The total deferred income taxes under US GAAP include the corresponding current portion (asset) liability as of December 31, 2003 and 2002 of Ps. (172,026) and Ps. 84,674, respectively.

The changes in the balance of the deferred income taxes for the years under US GAAP are as follows:

	2003	2002
Balance at the beginning of the year	Ps. 927,858	Ps. 980,598
Provision for the year	338,469	36,892
Other comprehensive income	(33,073)	–
Panamco acquisition effect	(934,274)	–
Cumulative translation adjustment	2,051	(89,632)
Balance at the end of the year	Ps. 301,031	Ps. 927,858

Reconciliation of Deferred Employee Profit Sharing	2003	2002
Deferred employee profit sharing under Mexican GAAP	Ps. –	Ps. –
US GAAP adjustments:		
Inventories	106,776	35,933
Property, plant and equipment, net	436,345	372,694
Other assets	47,275	43,106
Pension and retirement plans	(27,187)	(18,012)
Other reserves	(71,858)	(13,631)
Total adjustments	491,351	420,090
Deferred employee profit sharing under US GAAP	Ps. 491,351	Ps. 420,090

The changes in the balance of the deferred employee profit sharing for the years under US GAAP are as follows:

	2003	2002
Balance at the beginning of the year	Ps. 420,090	Ps. 322,044
Provision for the year	36,257	100,660
Panamco acquisition effect	36,508	–
Inflation adjustment	(1,504)	(2,614)
Balance at the end of the year	Ps. 491,351	Ps. 420,090

i) Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Obligaciones Laborales" (Labor Obligations), which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 15).

The required disclosures under SFAS No. 87 are as follows:

Net Pension Cost	2003	2002	2001
Service cost	Ps. 21,470	Ps. 10,428	Ps. 8,874
Interest cost	22,915	7,035	7,523
Actual return on plan assets	(7,543)	(2,764)	(3,248)
Net amortization and deferral	(561)	(1,209)	(1,965)
Net pension cost (US GAAP)	36,281	13,490	11,184
Net pension cost recorded (Mexican GAAP)	34,803	12,380	11,575
Additional expense (income) that must be recognized under US GAAP	Ps. 1,478	Ps. 1,110	Ps. (391)

Translation of financial statements originally issued in Spanish

Pension Liability		2003		2002
Projected benefit obligation	Ps.	702,261	Ps.	179,811
Pension plan funds at fair value		(206,408)		(36,732)
Unfunded projected benefit obligation		495,853		143,079
Unrecognized net transition obligation		(8,534)		(18,470)
Unrecognized net gain		35,037		43,393
Total unfunded accrued pension liability under US GAAP		522,356		168,002
Total unfunded accrued pension liability under Mexican GAAP		(527,266)		(171,283)
Liability that must be canceled under US GAAP	Ps.	(4,910)	Ps.	(3,281)

Change in Projected Benefit Obligation		2003		2002
Obligation at the beginning of the year	Ps.	179,811	Ps.	134,610
Panamco acquisition		485,041		–
Service cost		21,470		10,428
Interest cost		22,915		7,035
Actuarial gain (loss)		(938)		35,608
Benefits paid		(6,038)		(7,870)
Obligation at the end of the year	Ps.	702,261	Ps.	179,811

Change in Pension Plan Funds		2003		2002
Balance at the beginning of the year	Ps.	36,732	Ps.	41,838
Panamco acquisition		163,954		–
Actual return on plan assets in real terms		15,800		2,764
Benefits paid		(10,078)		(7,870)
Balance at the end of the year	Ps.	206,408	Ps.	36,732

j) Minority Interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The US GAAP adjustments shown in Note 26 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders' equity.

k) Statement of Cash Flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented excluding the effects of inflation (see Note 25 l).

l) **Summarized Consolidated Financial Information under US GAAP:**

Balance Sheets	2003	2002
Current assets	Ps. 8,134,528	Ps. 8,297,654
Property, plant and equipment, net	17,786,048	7,556,577
Other assets	35,575,507	1,299,875
Total assets	61,496,083	17,154,106
Current liabilities	9,403,956	2,724,840
Long-term liabilities	26,616,592	3,486,929
Other liabilities	3,263,132	1,647,922
Total liabilities	39,283,680	7,859,691
Minority interest in consolidated subsidiaries	163,459	–
Stockholders' equity	22,048,944	9,294,415
Total liabilities and stockholders' equity	Ps. 61,496,083	Ps. 17,154,106

Income Statements	2003	2002	2001
Total revenues	Ps. 35,729,417	Ps. 18,320,674	Ps. 19,237,284
Income from operations	6,322,808	4,388,090	3,941,034
Income before income tax and tax on assets	3,639,175	4,352,997	3,793,616
Income tax	1,320,521	1,728,625	1,401,628
Net income	2,318,654	2,624,372	2,391,988
Minority net income	(20,211)	–	–
Majority net income	2,298,443	2,624,372	2,391,988
Cumulative translation result	(207,046)	(702,897)	(1,681,531)
Result of holding non-monetary assets	910,737	(227,075)	388,174
Other comprehensive income	(67,147)	–	–
Comprehensive income	Ps. 2,934,987	Ps. 1,694,400	Ps. 1,098,631
Weighted average common shares outstanding	1,704,250	1,425,000	1,425,000
Net comprehensive income per share	Ps. 1.72	Ps. 1.19	Ps. 0.77

Cash Flows(1)	2003	2002	2001
Net income	Ps. 2,228,881	Ps. 2,524,210	Ps. 2,250,232
Non-cash items	2,750,821	966,682	1,055,704
Other expenses	22,691	377,531	39,729
Working capital investment	(2,553,018)	154,140	320,511
Net cash flows from operating activities	2,449,375	4,022,563	3,666,176
Panamco acquisition	(29,191,840)	–	–
Fixed and other assets investments	(1,914,774)	(1,170,060)	(777,895)
Total investing activities	(31,106,614)	(1,170,060)	(777,895)
Financial expenses	30,823	30,169	5,643
Bank loans	15,889,909	(10,805)	(24,697)
Capital increase	9,584,874	–	–
Dividends paid	–	(561,023)	(292,125)
Other financial transactions	(1,017,345)	(407,225)	184,868
Net cash flows used in financing activities	24,488,261	(948,884)	(126,311)
Net increase in cash and cash equivalents	(4,168,978)	1,903,619	2,761,970
Effect of exchange rate changes on cash	147,634	(194,551)	(316,356)
Cash and cash equivalents from Panamco acqusition	633,183	–	–
Cash and cash equivalents at the beginning of the year	6,171,394	4,462,326	2,016,712
Cash and cash equivalents at the end of the year	Ps. 2,783,233	Ps. 6,171,394	Ps. 4,462,326

(1) Expressed in historical Mexican pesos

Supplemental Information about Cash Flows[1]:	2003	2002	2001
Interest paid	Ps. 1,124,895	Ps. 42,847	Ps. 38,610
Income tax and tax on assets paid	1,588,809	1,873,150	1,408,205

(1) Expressed in historical Mexican pesos

Statements of Changes in Stockholders' Equity:	2003	2002
Stockholders' equity at the beginning of the year	Ps. 9,294,415	Ps. 8,208,275
Dividends declared and paid	–	(608,260)
Cumulative translation adjustment	(207,046)	(702,897)
Increase in capital stock	9,819,542	–
Result of holding non-monetary assets	910,737	(227,075)
Other comprehensive income	(67,147)	–
Net income for the year	2,298,443	2,624,372
Stockholders' equity at the end of the year	Ps. 22,048,944	Ps. 9,294,415

NOTE 26 > Reconciliation of Mexican GAAP to US GAAP

a) Reconciliation of Net Majority Income for the year:

	2003	2002	2001
Net majority income under Mexican GAAP	Ps. 2,311,842	Ps. 2,660,801	Ps. 2,325,939
US GAAP adjustments:			
Restatement of prior year financial statements (Note 25 a)	–	5,384	140,208
Deferred promotional expenses (Note 25 c)	(100,923)	(10,697)	–
Intangible assets (Note 25 d)	–	38,819	–
Restatement of imported machinery and equipment (Note 25 e)	7,763	(13,651)	(6,770)
Capitalization of the integral result of financing (Note 25 f)	(5,847)	(690)	18,466
Financial instruments (Note 25 g)	7,396	(4,815)	–
Deferred income taxes (Note 25 h)	115,947	50,991	3,523
Deferred employee profit sharing (Note 25 h)	(36,257)	(100,660)	(89,769)
Pension plan (Note 25 i)	(1,478)	(1,110)	391
Total adjustments	(13,399)	(36,429)	66,049
Net income under US GAAP	Ps. 2,298,443	Ps. 2,624,372	Ps. 2,391,988

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, goodwill and pension plan liabilities that are non-monetary.

b) Reconciliation of Stockholders' Equity:

	2003	2002
Majority stockholders' equity under Mexican GAAP	Ps.22,653,118	Ps. 9,668,141
US GAAP adjustments:		
Restatement of prior year financial statements (Note 25 a)	–	(181,437)
Deferred promotional expenses (Note 25 c)	(111,212)	(10,697)
Intangible assets (Note 25 d)	38,819	38,819
Restatement of imported machinery and equipment (Note 25 e)	(94,376)	233,427
Capitalization of the integral result of financing (Note 25 f)	71,073	76,920
Other comprehensive income (Note 25 g)	(97,456)	(4,815)
Deferred income taxes (Note 25 h)	75,419	(109,134)
Deferred employee profit sharing (Note 25 h)	(491,351)	(420,090)
Pension plan (Note 25 i)	4,910	3,281
Total adjustments	(604,174)	(373,726)
Stockholders' equity under US GAAP	Ps.22,048,944	Ps. 9,294,415

c) Reconciliation of Comprehensive Income:

	2003	2002	2001
Majority comprehensive income under Mexican GAAP	Ps. 3,165,435	Ps. 2,113,205	Ps. 2,284,254
US GAAP adjustments:			
Net income (Note 26 a)	(13,399)	(36,429)	66,049
Translation adjustment	(207,046)	(702,897)	(1,681,531)
Result of holding non-monetary assets	57,144	320,521	429,859
Other comprehensive income	(67,147)	–	–
Comprehensive income under US GAAP	Ps. 2,934,987	Ps. 1,694,400	Ps. 1,098,631

NOTE 27 > Future Impact of Recently Issued Accounting Standards Not Yet in Effect

a) In Mexican GAAP:

Bulletin C-15, "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" ("Impairment in the Value of Long-Lived Assets and Their Disposal") ("C-15"):

In March 2003, the Mexican Institute of Public Accountants ("IMCP") issued Bulletin C-15, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Bulletin C-12, "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos" ("Financial Instruments with Characteristics of Debt, Equity or Both") ("C-12"):

In April 2003, the IMCP issued Bulletin C-12, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components, of compound financial instruments. This new pronouncement is similar to SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," of US GAAP. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b) In US GAAP:

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"):

In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 3, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"):

In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

>> glossary

The Coca-Cola Company: Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups that are used to produce more than 230 beverage brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in nearly 200 countries around the world.

Consumer: Person who consumes Coca-Cola FEMSA products.

Customer: Retail outlet, restaurant or other operation that sells or serves the company's products directly to consumers.

Fomento Económico Mexicano, S.A. de C.V. (FEMSA): Founded in 1890, Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe, Asia and Latin America. Its subsidiaries include: FEMSA Cerveza, which produces and sells recognized beer brands such as *Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis* and *Bohemia*; Coca-Cola FEMSA; FEMSA Empaques (Packaging); FEMSA Comercio (Retail); and FEMSA Logistica (Logistics).

Per Capita Consumption: The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the company multiplies its unit case volume by 24 and divides by the population.

Serving: Equals eight fluid ounces of a beverage.

Soft Drink: A non-alcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored waters and carbonated or non-carbonated tea, coffee and sports drinks.

Unit Case: Unit of measurement that equals 24 eight fluid ounce servings.

Unit Case Volume: Number of unit cases that the company sells to its customers. It is considered an excellent indicator of the underlying strength of soft drink sales in a particular market.

>> environmental statement

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and waste-water quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

>> board committees

The Audit Committee

The Audit Committee is responsible for reviewing the accuracy and integrity of the quarterly and annual financial statements as well as performance of the internal and external auditors. It works to develop the internal and external audit plan and reviews the auditors' recommendations on internal controls. In addition, this Committee is responsible for the review of all significant unusual transactions, as well as transactions with related parties. Alexis Rovzar de la Torre is the President of the Audit Committee. The members include: Charles H. McTier, José Manuel Canal Hernando, and Francisco Zambrano Rodríguez, all of them independent directors. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA's internal auditing area.

The Evaluation and Compensation Committee

The Evaluation and Compensation Committee, or Human Resources Committee, reviews and recommends the management compensation programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee is also responsible for identifying suitable director and senior management candidates and setting their compensation levels. It also develops evaluation objectives for the Chief Executive Officer and assesses his performance and remuneration in relation to these objectives. The members of the Evaluation and Compensation Committee include Daniel Servitje Montul, Gary Fayard and Ricardo González Sada. The Secretary of the Evaluation and Compensation Committee is Eulalio Cerda Delgadillo, head of Coca-Cola FEMSA's human resources department.

The Finance and Planning Committee

The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting the optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The members include Armando Garza Sada, Steven J. Heyer, Federico Reyes García, Ricardo Guajardo Touché, and Alfredo Martínez Urdal. The Secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

>> directors and officers

EXECUTIVE OFFICERS

Carlos Salazar Lomelín
Chief Executive Officer
3 Years as an Officer

Ernesto Torres Arriaga
Vice-President
10 Years as an Officer

Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer
10 Years as an Officer

Rafael Suárez Olaguibel
Commercial Planning and Strategic Development Officer
10 Years as an Officer

John Santa María Otazúa
Chief Operating Officer – Mexico
8 Years as an Officer

Hermilo Zuart Ruíz
Chief Operating Officer – Latin Centro
1 Year as an Officer

Ernesto Silva Almaguer
Chief Operating Officer – Mercosur
10 Years as an Officer

Alejandro Duncan Ancira
Technical Director
2 Years as an Officer

Eulalio Cerda Delgadillo
Human Resources Director
3 Years as an Officer

DIRECTORS

Directors Appointed by Series A Shareholders

Eugenio Garza Lagüera[1]
Honorary Chairman of the Board, Grupo Financiero BBVA Bancomer, S.A. de C.V. Chairman, Instituto Tecnologico de Estudios Superiores de Monterrey ("ITESM"), FEMSA and Grupo Industrial Emprex, S.A. de C.V. ("Emprex"), Regional Advisor of Banco de México and a member of the executive committee of the National Environment for Culture and the Art
10 Years as a Board Member

José Antonio Fernández Carbajal[1]
Chairman of the Board, *Coca-Cola* FEMSA
Chairman of the Board and Chief Executive Officer, FEMSA
10 Years as a Board Member
Alternate: Alfredo Livas Cantú

Alfonso Garza Garza[1]
General Director of FEMSA Empaques, S.A. de C.V.
8 Years as a Board Member
Alternate: Mariana Garza Gonda

Carlos Salazar Lomelín[2]
Chief Executive Officer of KOF
3 Years as a Board Member
Alternate: Ricardo González Sada

Ricardo Guajardo Touché[2]
Chairman of the Board of Grupo Financiero BBVA Bancomer, S.A. de C.V.
10 Years as a Board Member
Alternate: Max Michel Suberville

Alfredo Martínez Urdal[2]
Deputy Chief Executive Officer of FEMSA and Chairman of the board of FEMSA Cerveza
10 Years as a Board Member
Alternate: Gerardo Estrada Attolini

Federico Reyes García[2]
Executive Vice President of Planning and Finance of FEMSA
10 Years as a Board Member
Alternate: Alejandro Bailleres Gual

Eduardo Padilla Silva[2]
Chief Executive Officer of FEMSA Comercio
7 Years as a Board Member
Alternate: José Calderón Rojas

Armando Garza Sada[3]
General Director of Versax, S.A. de C.V.
6 Years as a Board Member
Alternate: Francisco Garza Zambrano

Daniel Servitje Montul[2]
Chief Executive Officer of Grupo Industrial Bimbo, S.A. de C.V.
6 Years as a Board Member
Alternate: Fernando Pardo Ramírez

Herbert Allen III[3]
Investment banker at Allen & Company, Inc.
3 Years as a Board Member
Alternate: Guillermo Chávez Eckstein

Directors Appointed by Series D Shareholders

Gary Fayard[2]
Chief Financial Officer of The Coca-Cola Company
1 Year as a Board Member
Alternate: David Taggart

Steven J. Heyer[2]
President and Chief Operating Officer of The Coca-Cola Company
2 Years as a Board Member
Alternate: Patricia Powell

Charles H. McTier[3]
President of the Robert W. Woodruff Foundation, Inc.
6 Years as a Board Member
Alternate: Larry Cowart

Eva Garza Gonda de Fernández[1]
Founder and President of Alternativas Pacificas, A.C.
2 Years as a Board Member
Alternate: José Octavio Reyes

Director Appointed by Series L Shareholders

Alexis Rovzar de la Torre[3]
Executive Partner at White & Case S.C.
10 Years as a Board Member
Alternate: Arturo Estrada Treanor

José Manuel Canal Hernando[3]
Independent Consultant
1 Year as a Board Member
Alternate: Helmut Paul

Francisco Zambrano Rodríguez[3]
Vice-President Desarrollo Inmobiliario y de Valores, S.A. de C.V.
1 Year as a Board Member
Alternate: Karl Frei

SECRETARY

Carlos Eduardo Aldrete Ancira
General Counsel, FEMSA and Coca-Cola FEMSA
10 Years as a Board Member
Alternate: David González Vessi

EXAMINERS

Examiner Appointed by Series A Shareholders

Ernesto González Dávila
Deloitte Touche Tohmatsu
1 Year as Examiner
Alternate: Ernesto Cruz Velásquez de León

Examiner Appointed by Series D Shareholders

Fausto Sandoval Almaya
Partner, Ernst & Young L.L.P.
10 Years as Examiner
Alternate: Humberto Ortíz Gutiérrez

Relation:
(1) Shareholder
(2) Related
(3) Independent

>> shareholder information

SHAREHOLDER AND ANALYST INFORMATION

Shareholders and financial analysts can get answers to many frequently asked questions related to Coca-Cola FEMSA stock ownership by contacting:

INVESTOR RELATIONS

Alfredo Fernández
afernandeze@kof.com.mx
Julieta Naranjo
jnaranjo@kof.com.mx
Coca-Cola FEMSA, S.A. de C.V.
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé 01210, México, D.F.
México
Phone: (5255) 5081-5121 / 5120 / 5148
Fax: (5255) 5292-3473
Web site: www.cocacola-femsa.com.mx

LEGAL COUNSEL OF THE COMPANY

Carlos E. Aldrete
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé 01210, México, D.F.
México
Phone: (5255) 5081-5297

INDEPENDENT ACCOUNTANTS

Galaz, Yamazaki, Ruiz Urquiza, S.C.
A member firm of Deloitte Touche Tohmatsu
Paseo de la Reforma 505 piso 28
Col. Cuauhtémoc 06500, México, D.F.
México
Phone: (5255) 5080-6000

STOCK EXCHANGE INFORMATION

Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (The Mexican Stock Exchange) under the symbol KOFL and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

TRANSFER AGENT AND REGISTRAR

Bank of New York
101 Barclay Street 22 W
New York, New York 10286
U.S.A.
Phone: (212) 815-2206

KOF

New York Stock Exchange
Quarterly ADR Information

U.S. Dollars per ADR			2003
Quarter Ended	High	Low	Close
December 31	$ 21.97	$ 19.85	$ 21.24
September 30	22.81	20.59	21.20
June 30	23.03	17.39	21.50
March 31	19.30	16.64	17.17

U.S. Dollars per ADR			2002
Quarter Ended	High	Low	Close
December 31	$ 23.00	$ 17.50	$ 17.90
September 30	23.93	19.01	19.01
June 30	29.70	22.60	24.00
March 31	27.45	20.57	27.26

KOF L

Mexican Stock Exchange
Quarterly Common Stock Information

Mexican Pesos per Share			2003
Quarter Ended	High	Low	Close
December 31	Ps. 24.60	Ps. 21.50	Ps. 24.00
September 30	24.50	21.18	23.00
June 30	24.39	18.80	22.50
March 31	20.90	18.30	18.62

Mexican Pesos per Share			2002
Quarter Ended	High	Low	Close
December 31	Ps. 23.60	Ps. 18.10	Ps. 18.50
September 30	23.80	19.50	19.50
June 30	27.60	22.85	24.00
March 31	25.06	18.91	24.50

Design: *Paragraphs Design, Chicago*
Printing: *Quantum Color Graphics, L.L.C.*
Illustration: *Peter Horjus*

COCA-COLA FEMSA, S.A. DE C.V.

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón, México D.F. 01210
Tel: (5255) 5081-5100 Fax: (5255) 5292-3473
WWW.COCACOLA-FEMSA.COM.MX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: April 27, 2004

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer